JUNIPER RIDGE URANIUM PROJECT
CARBON COUNTY, WYOMING,
USA

UPDATED 43-101 MINERAL RESOURCE
AND PRELIMINARY ECONOMIC
ASSESSMENT
TECHNICAL REPORT

PREPARED FOR:
Energy Fuels Inc.

AUTHORED BY:
BRS Inc.
Douglas L. Beahm, P.E., P.G.
Principal Engineer
AND
Terrence P. (Terry) McNulty, P.E., D. Sc.
T. P. McNulty and Associates Inc.
January 27, 2014

Tables

Table 1.1 Indicated Mineral Resource Summary	3
Table 1.2 Inferred Mineral Resource Summary	3
Table 6.1: Historic Mineral Resource Estimates	16
Table 10.1: Drillhole Data	26
Table 13.1: Mineral Recovery Estimates	36

i

Table 14.1 Indicated Mineral Resource Summary	37
Table 14.2 Inferred Mineral Resource Summary	38
Table 16.1 Mineral Resources Used in the PEA	45
Table 16.2 Mine Equipment and Facilities	48
Table 16. 3 Labor Requirements	50
Table 16.4 Production Profile - (Tons and Lbs x 1,000)	51
Table 17.1 – Heap, Plant and Equipment Capital Requirements	58
Table 17.1 Continued	59
Table 17.2 Labor and Personnel Requirements	60
Table 17.3 – Operating Expenses	60
Table 19.1: Long Term Uranium Price*	64
Table 19.2: Spot Uranium Price*	64
Table 21.1: Capital Cost Summary ($ x 1,000)	69
TABLE 21.2.1 – OPERATING COST SUMMARY	70
Table 22.1: Economic Criterion	72
Table 22.2: Sensitivity to Price	72
Table 22.3: Sensitivity Summary	73
Table 22.4 Cash Flow	74

Figures

Figure 4.1: Property Map	10
Figure 5.1: Location Map	12
Figure 7.1: Geologic Map	21
Figure 7.2: Geologic Cross Section	22
Figure 7.3: Core Hole Series JR 233	23
Figure 10.1: Drill Hole Location Map	28
Figure 10.2: Cross Section Location Map	29
Figure 10.3: Radiometric Cross Section Location Map	30
Figure 14.1: Juniper Ridge East GT Contour Map	41
Figure 14.2: Juniper Ridge West GT Contour Map	42
Figure 14.3: Radiometric Equilibrium	43
Figure 16.1: Overall Conceptual Mine Layout	52
Figure 16.2: MU Pit Area	53
Figure 16.3: PB Pit Area	54
Figure 16.4: DC Pit Area 1 of 2	55
Figure 16.5: DC Pit Area 2 of 2	56
Figure 18.1: Site Access and Utilities	62
Figure 19.1: Uranium Price History	63
Figure 26.1: Recommended Drilling	81

SIGANTURE PAGE AND CERTIFICATE OF QUALIFIED PERSON

DOUGLAS L. BEAHM

I, Douglas L. Beahm, P.E., P.G., do hereby certify that:

1.	I am the Principal Engineer and President of BRS, Inc., 1130 Major Avenue, Riverton, Wyoming 82501.
2.

I am the author of the report titled "JUNIPER RIDGE URANIUM PROJECT, CARBON COUNTY, WYOMING, USA–UPDATED 43-101 MINERAL RESOURCE TECHNICAL REPORT AND PRELIMINARY ECONOMIC ASSESSMENT" and dated January 27, 2014.

3.

I graduated with a Bachelor of Science degree in Geological Engineering from the Colorado School of Mines in 1974. I am a licensed Professional Engineer in Wyoming, Colorado, Utah, and Oregon; a licensed Professional Geologist in Wyoming; and Registered Member of the SME.

4.

I have worked as an engineer and a geologist for over 39 years. My work experience includes: uranium exploration, mine production, and mine/mill decommissioning and reclamation. Specifically, I have worked with uranium projects hosted in sandstone environments in Wyoming including direct work experience at Juniper Ridge.

5.	I was last present at the site during the confirmation drilling program on August 16, 2011.
6.	I am responsible for all sections of the report with the exception of Section 17, Recovery Methods.
7.	I am independent of the issuer applying all of the tests in NI 43-101.
8.

I have prior working experience on the property as stated in the report. Specifically, I have completed drilling, mine planning and economic studies for three past operators and was the project manager of the project for four years.

9.

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, professional registration, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

10.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with same.
11.

As of the date of this report, to the best of my knowledge, information and belief, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

12.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority.

_27 January, 2014
Signed and Sealed

Douglas L. Beahm

SIGNATURE PAGE AND CERTIFICATE OF QUALIFIED PERSON

TERENCE P. McNULTY

I, Terence P McNulty, D. Sc., P.E., do hereby certify that:

1.	I am the co-owner and President of T. P. McNulty and Associates, Inc. located at 4550 North Territory Place, Tucson, AZ 58750-1855
2.

I am co-author of the report titled "JUNIPER RIDGE URANIUM PROJECT, CARBON COUNTY, WYOMING, USA–UPDATED 43-101 MINERAL RESOURCE TECHNICAL REPORT AND PRELIMINARY ECONOMIC ASSESSMENT" and dated January 27, 2014.

3.

I obtained with a Bachelor of Science degree in Chemical Engineering from Stanford University in 1961, a Master of Science degree in Metallurgical Engineering from Montana School of Mines in 1963, and a Doctor of Science degree from Colorado School of Mines in 1966. I am a Registered Professional Engineer in the State of Colorado (License # 24789) and a Registered Member (# 2,152,450RM) of the Society of Mining, Metallurgy, and Exploration, Inc.

4.	I have worked as a metallurgical engineer for a total of 51 years, including years worked between degrees. My recent experience for the purpose of the Study is as follows:
	a.	I have worked as a consultant on 27 uranium projects during the last 8 years and have contributed to NI 43-101 compliant studies for many of those;
	b.	I was Manager of Corporate R&D and Technical Services for a large diversified mining firm, The Anaconda Company, which was a major uranium producer.
5.	I have not been on the site recently.
6.	I am responsible for all of Section 17, Recovery Methods, of this report.
7.	I am independent of the issuer applying all of the tests in NI 43-101.
8.	I do not have prior work experience on the property.
9.

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, professional registration, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

10.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with same.
11.

As of the date of this report, to the best of my knowledge, information and belief, the part of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

12.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority.

27 January, 2014
Signed and Sealed

Terence P. McNulty

Section 1 - Summary

The Juniper Ridge Uranium Project (Juniper Ridge) is controlled by Energy Fuels Inc. and its USA subsidiary Energy Fuels Resources (USA) Inc. (EFR) and is located in southwest portion of the state of Wyoming, USA. Located 6 to 10 miles west of the town of Baggs, Wyoming, within a small closed subsidiary basin on the southeast flank of the Washakie Basin at approximately 41o 02’ 30” North Longitude, 107o 46’ West Latitude. The Project is accessible via 2-wheel drive on existing county and two-track roads.

EFR’s Mineral rights associated with the Project include 197 unpatented mining lode claims and one Wyoming State Mineral Lease. In total, these holdings comprise approximately 4,710 acres. Surface land ownership consists of federal lands administered by the United States Bureau of Land Management (BLM) and private lands.

Uranium was first discovered in this area in 1951, and commercial uranium mining occurred intermittently from 1954 until 1966. Seven companies mined uranium from twelve open pits and two shallow underground mines. During this time a total of 156,000 tons of material with an average grade of 0.172% U3O8 were mined resulting in production of 536,000 pounds of uranium (Pincock, Allen, & Holt, 1978).

Uranium mineralization in the Browns Park Formation within the project and surrounding area is described as Wyoming sandstone roll-type mineralization (Austin and D’Andrea, 1978).Uranium mineralization occurs within an eolian stratigraphic unit of the Miocene Browns Park Formation. Depth of mineralization averages slightly over 100 feet but ranges from near surface to a maximum of 292.5 feet, depending on location within the basin and local topography. Two general areas of mineralization occur within the Project, separated by less than 2 miles, which are herein referred to as Juniper Ridge East and Juniper Ridge West.

The deposit is relatively flat lying with formation dip less than 5°. The dip of the formation is highest at the margins of the basin and flatter near the center of the basin. The average thickness of mineralization above a 0.02% eU3O8 cutoff grade is slightly in excess of 10 feet.

Currently available drill data consists of radiometric equivalent data (eU3O8) for 2,167 historic drill holes and radiometric equivalent data (eU3O8) and Uranium Spectrum Analysis Tool (USAT) assay data for 400 drill holes completed during the 2011 drilling program and 149 drill holes competed in 2012.The 2011 drilling program was intended to verify historic drilling and replace historic data for drill holes shown on the maps but for which the radiometric data was not available. The 2012 drilling was intended to better define and expand the mineral resource; thus, the current database consists of 2,716 drill holes of which approximately 80% are historical and 20% are recent.

The primary resource calculation method utilized in this report is the Grade Thickness (GT) contour method. This method complies with the best practice guidelines specific to uranium for the estimation of mineral resources and mineral reserves, adopted by the CIM November 23, 2003 and is applicable to this type of deposit. Evaluation of radiometric equilibrium was based on 258 drill holes, with natural gamma and USAT data, completed in 2011 which met the cutoff criteria utilized in the mineral resource calculation. For the purposes of assessing the overall mineral resources for the project, it is recommended no correction for radiometric equilibrium be applied.

Based on drill density and verification drilling completed in 2011 and 2012, the mineral resource estimate meets the criteria for either Indicated Mineral Resources, as shown in Table 1.1, or Inferred Mineral Resources, as shown on Table 1.2, in accordance with the CIM Standards on Mineral Resources and Reserves. No current Pre-Feasibly Study or Feasibility Study has been completed for the Project. Thus, no Mineral Reserves are stated.

The base case for the Preliminary Economic Assessment (PEA) considers open pit mining in conjunction with on-site heap leach recovery, producing an intermediate uranium concentrate in the form of loaded resin which would be shipped to EFR’s White Mesa Mill, Blanding, Utah facility for final processing. However, once the uranium is concentrated and loaded on resin it could be shipped to other central processing facilities. Given the assumptions described herein, the PEA demonstrates a positive return on investment. Further studies may also consider alternatives of on-site upgrading with off-site processing.

This is a restricted disclosure as allowed under section 2.3(3) of NI 43-101 which includes a PEA and is preliminary in nature such that it includes a portion of the inferred mineral resources as reported in Section 14 of the report. The PEA is based on open pit mining and heap leach extraction of uranium values, utilizing methodologies, equipment, and a generalized design criterion which has been employed at the site and/or similar sites in the past but has not been specifically developed for the Project. Mineral resources are not mineral reserves and have not demonstrated economic viability in accordance with CIM standards. Inferred mineral resources are too speculative to have the economic considerations applied to them which would enable them to be categorized as mineral reserves, and there is no certainty that the outcomes estimated in the PEA will be realized.

Table 1.1 Indicated Mineral Resource Summary

Indicated Mineral Resource	Juniper Ridge West
GT Cut-off (ft x wt %)	0.1	0.25	0.5
Pounds eU3O8	840,000	758,000	601,000
Tons	635,000	487,000	340,000
Average Grade % eU3O8	0.066	0.078	0.088

Indicated Mineral Resource	Juniper Ridge East
GT Cut-off (ft x wt %)	0.1	0.25	0. 5
Pounds eU3O8	5,280,108	4,657,371	3,394,520
Tons	4,598,296	3,616,411	2,391,000
Average Grade % eU3O8	0.057	0.064	0.071

Indicated Mineral Resource	PROJECT TOTAL
GT Cut-off (ft x wt %)	0.1	0.25	0. 5
Pounds eU3O8	6,120,108	5,415,371	3,995,520
Tons	5,233,296	4,103,411	2,731,000
Average Grade % eU3O8	0.058	0.066	0.073

Table 1.2 Inferred Mineral Resource Summary

Inferred Mineral Resource	Juniper Ridge West
GT Cut-off (ft x wt %)	0.1
Pounds eU3O8	117,000
Tons	82,936
Average Grade % eU3O8	0.071

Inferred Mineral Resource	Juniper Ridge East
GT Cut-off (ft x wt %)	0.1
Pounds % eU3O8	65,100
Tons	24,500
Average Grade % eU3O8	0.133

Inferred Mineral Resource	PROJECT TOTAL
GT Cut-off (ft x wt %)	0.1
Pounds eU3O8	182,100
Tons	107,436
Average Grade eU3O8	0.085

The recommended base case for estimated mineral resources as highlighted in the foregoing tabulation is the 0.1 GT cutoff. This recommendation is based upon the author’s experience with successful open pit mining of similar deposits, including Maybell, Colorado and Gas Hills, Wyoming, which employed a similar cutoff criterion and the findings of the PEA.

The Project is located in an area which has been mined in the past. In addition, the most similar known uranium deposit, the Maybell project, was also mined in the past producing over 5 million pounds of uranium (Albretsen and McGinley 1982). It is the author’s opinion that the Project is best suited to conventional open pit mining in concert with either on-site beneficiation or upgrading with off-site processing of a concentrate. To the author’s knowledge, there are no conditions of a political or environmental nature that would preclude the development of the Project provided that all applicable state and federal regulations are met.

Mine development would require a number of permits depending on the type and extent of development. The major permits being the mining permit issued by the State of Wyoming Department of Environmental Quality, Land Quality Division, and the Plan of Operations approved by the BLM. Mineral processing for uranium would require a source materials license from the US Nuclear Regulatory Commission. To the author’s knowledge, these environmental permits have not been obtained. It is likely that an Environmental Impact Statement (EIS) would be required to obtain these permits.

Recommendations

Recommendations are broadly divided into the following major categories: drilling, metallurgical studies, preliminary feasibility studies, and baseline studies. The major categories are generally listed in order of importance although some studies need to be completed, all or partially for other studies to proceed. The recommendations that follow should be amended based on the results of other studies.

Summary

Expense Category	Estimated Cost*
Drilling	$560,000
Metallurgical Studies	$126,000
Preliminary Feasibility Study	$190,000
Baseline Studies	$90,000
Total Estimated Cost	$966,000

*Refer to Section 26 for details

Section 2 – Introduction

This Technical Report was prepared for EFR. The purpose of this report is to define the in-place mineral resources within the Juniper Ridge project and complete a PEA based on those resources.

Uranium mineralization in the Browns Park Formation within the Project and surrounding area is described as Wyoming sandstone roll-type mineralization (Austin and D’Andrea, 1978). The primary resource calculation method utilized in this report is the GT contour method which complies with the best practice guidelines specific to uranium for the estimation of mineral resources and mineral reserves, adopted by the CIM on November 23, 2003 and which is applicable to this type of deposit.

Originally, the historic data for the project area consisted of radiometric sampling (geophysical logging) from 5,423 drill holes in the vicinity of the property comprising 868,000 feet and more than 200 core holes with chemical analysis. Of this total, 4,871 were located on the previous mineral owner’s land holdings, the Agency General of International Petroleum (AGIP), and Italian State company (Pincock, Allen, & Holt, 1986). The original geophysical logs and chemical assay are not available. The drill data was stored on electronic media from which only portions of the data have been recovered. Currently available drill data consists of radiometric equivalent data (eU3O8) for 2,167 historic drill holes and radiometric equivalent data (eU3O8), and USAT assay data for 400 drill holes completed during the 2011 drilling program. In addition to the historical radiometric drill data, Crosshair Energy Corporation completed 400 drill holes in 2011. The current database consists of approximately 84% historical drill holes and 16% recent drill holes.

The following is a brief list of terms and abbreviations used in this report:

Cy	cubic yard
eU3O8	radiometric equivalent U3O8
Ft	foot or feet
ft2	square foot
Grade	weight percent
GT	grade thickness product
Lb	pound or pounds
Ton	short ton (2,000 lbs.)
Tpd	tons per day

Douglas Beahm P.E, P.G. is the independent qualified person responsible for this preparation of this Technical Report and the mineral resource estimate herein. Mr. Beahm is a Qualified Person (QP) under National Instrument 43-101 (NI43-101), a Professional Engineer, a Professional Geologist, and a Registered Member of the Society of Mine Engineers (SME) with 38 years of professional and managerial experience. Mr. Beahm’s experience in US uranium dates from1974 and includes exploration, mine development, mine production, and mine and mill reclamation.

Mr. Beahm was present on site on August 16, 2011 when verification drilling was being conducted. Mr. Beahm was not onsite during the 2012 drilling program. Mr. Beahm has past work experience on the project during the 1970’s and 1980’s while employed, directly and/or as a consultant, by Union Carbide Mining and Metals Division, AGIP Mining, and CoCa Mining. Mr. Beahm’s past work on the project included the planning and execution of exploratory and delineation drilling programs, mineral resource estimation, mine planning, economic analysis, and project management.

Dr. McNulty did not make a recent visit to the site. Dr. McNulty’s responsibilities in the preparation of this report were limited to Section 17, Recovery Methods. Dr. McNulty’s recent experience with the extractive metallurgy of uranium includes providing services as a metallurgical consultant for 27 uranium projects in the past 8 years. Beginning in the 1960’s, Dr. McNulty was involved in laboratory testing and process development for uranium resources being evaluated by Anaconda’s exploration department, as well as providing technical services to the uranium operations. In the late-1970s, he had overall technical responsibilities for expansion of the Bluewater acid leaching plant from 3,000 tons per day to 7,000 and conversion from resin-in-pulp uranium recovery to CCD and solvent extraction. Dr. McNulty is very familiar with the extractive metallurgy of sandstone hosted uranium deposits and is well qualified to address the requirements related to Section 17 of this report.

Section 3 – Reliance on Other Experts

BRS was provided the following data and or information.

•	Mineral ownership mapping showing the location of mineral leases and claims.
	a)	Provided by Crosshair January 18, 2012
	b)	Mining claim status was independently confirmed by BRS.
	c)	Claim locations were not re-surveyed by BRS.
•	Drill data both historic and current.
	a)	Historic drill data provided by Crosshair January 18, 2012 as electronic files.
	b)	2011 drill data provided by Crosshair January 18, 2021 as electronic files.
	c)	2012 drill data provided by Strathmore Resources August 8, 2013.
•	Historic reports and technical studies completed by former owners of the Project. Refer to Section 27
	a)	Pincock, Allen, & Holt, 1978
	b)	Pincock, Allen, & Holt 1986
	c)	Beahm. DL, 1982
	d)	nctil, 1987
•	Cost data provided by EFR
	a)	Property holding costs of $31,500 per year, subsequently verified by the Author.
	b)	Resin haulage costs from Juniper Ridge to the White Mesa mill estimated at $0.70 per pound, subsequently verified by the author.
	c)	Resin handling and uranium packaging cost at the White Mesa mill estimated at $2.60 per pound, not verified by the Author but in the Author’s opinion reliable for the purposes of this PEA.
•	Corporate Income Tax Analysis provided by EFR
	a)	A 20% effective tax rate for corporate income tax is recommended to be included in the economic analysis and reflects the most amount of taxes that would be due if the project alone were subject to U.S. income tax.
	b)	It is likely that the actual amount of cash taxes paid as a result of this project would be significantly less due to the following:
(1) Juniper Ridge is included in the Strathmore Resources (US) Ltd. corporate income tax return which has loss carry-forwards available to offset future income.
(2) Strathmore Resources (US) Ltd. may generate additional losses during the time frame of this model (2014-2030) from other development projects that produce losses that would be net against the income from Juniper Ridge.
(3) In addition, head office/general and administrative costs would be allocated to the project as part of a complete legal entity tax return and would reduce the actual cash taxes paid.

Wherever practical, this data was verified and confirmed. In part this confirmation was based on the author’s direct knowledge and work experience on the Project through his association with past operators. Wherever, information from the historic reports was used it is so referenced.

The author considers the data provided as reliable for the purposes of this report.

Section 4 – Property Description and Location

The Project is located in southwest Wyoming, 6 to 10 miles west of the town of Baggs, within a small closed subsidiary basin on the southeast flank of the Washakie Basin. Located at approximately 41o 02’ 30” North Longitude, 107o 46’ West Latitude.

Mineral rights associated with the Project include 197 unpatented mining lode claims and one Wyoming State Mineral Lease. In total, these holdings comprise approximately 4,710 acres. Surface land ownership consists of federal lands administered by the BLM and private lands. Mineral ownership consists of federal minerals administered by the BLM and Wyoming State Lands. Parcels within the Project with private surface lands are a split estate, i.e., the mineral rights are federal while the surface rights are private. The state lease is for minerals only. The land surface within the state lease is federal.

Mining claims and mineral leases locations utilized in the development of the Property Map, Figure 4.1, are representative of the approximate location of the mineral holdings. A listing of the mining claims was obtained from the Wyoming BLM and is provided in Appendix A. Legal surveys of unpatented claims are not required and, to the author’s knowledge, have not been completed. Mineral leases and claims establish mineral rights for uranium and other valuable minerals. The status of mineral leases and claims was confirmed. However, the location of the individual mining claims was not re-surveyed. Mineral lease 0-41095 (State of Wyoming) is valid through the 1st day of April, 2015 and is renewable, refer to Appendix A. The claims will remain the property of EFR provided that they adhere to required filing and annual payment requirements with Carbon County and the BLM. Carbon County and BLM records show the mineral claims to be current and active. Annual BLM payments are current through September 1, 2014.

The mining claims were originally located by Strathmore Resources Corporation in 2007 and were subsequently conveyed to Crosshair Energy Corporation. Details of that purchase agreement are provided in the Crosshair November 1st, 2010 News Release. Crosshair failed to complete the purchase arrangement and the property reverted to Strathmore in December of 2012. Through its purchase of Strathmore, EFR now controls 100% of the project. The previous agreement between Strathmore and Crosshair included a production royalty which is now null and void. To the author’s knowledge, no other royalties, agreements, or encumbrances exist on the property.

Uranium was first discovered in this area in 1951 and commercial production of uranium took place from 1954 until 1966. Seven companies mined uranium from twelve open pits and two shallow underground mines, as is further discussed in Section 6, History.

In addition, one operator, the Shawano Development Corporation, attempted various methods of on-site mineral processing including mechanical upgrading and vat leaching with both acid and alkaline lixiviants (Anctil, 1987). The historic mineral processing wastes associated with this operation were investigated under the Uranium Mill Tailings Radiation Control Act (UMTRCA) of 1978 and assigned a low priority (Albretsen and McGinley, 1982). In the late 1980’s the Wyoming Department of Environmental Quality, Abandoned Mine Lands Division (AML) covered and reclaimed the Shawano mineral processing site in place. To the author’s knowledge, no reclamation obligations to any private party exist with respect to mineral processing wastes within the project area.

Mining, both surface and underground, pre-dated the passage of the Wyoming Environmental Quality Act in 1973 and the Surface Mine Control and Remediation Act (SMCRA), August 3, 1977. In addition to reclaiming the Shawano mineral processing site, AML has conducted mine reclamation efforts within the project area. To the author’s knowledge, no reclamation obligations to any private party exist with respect to historic mine disturbances within the project area.

In order to conduct exploratory drilling of the property, a Drilling Notification (DN) from the State of Wyoming Department of Environmental Quality and the BLM will be required.

Mine development would require a number of permits depending on the type and extent of development. The major permits being the mining permit issued by the State of Wyoming Department of Environmental Quality, Land Quality Division (WDEQ/LQD), and the Plan of Operations approved by the BLM. Mineral processing for uranium would require a source materials license from the US Nuclear Regulatory Commission (NRC). To the author’s knowledge, these environmental permits have not been obtained. To obtain these permits, it is likely that an EIS would be required.

Within the general project area and vicinity oil and gas wells and infrastructure exist. Currently the oil and gas wells and infrastructure are not in conflict with the known mineral resource areas. As federal lands are subject to multiple uses, there is a risk that future oil and gas development and/or related infrastructure could be in conflict with mineral development.

The mineral tenure of the project is based on unpatented mining lode claims established through the US Mining Law of 1872. Changes in US mining law could affect mineral tenure.

To the author’s knowledge, there are no other significant factors that may affect access, title, or the right to perform work on the property.

R.93W
R.92W
Wyoming State Lease
0-41095
T13N.
T12N.
Poison Buttes Rd
County Road 144
BAGGS
LEGEND
SECTION LINE
TOWNSHIP / RANGE LINE
BAGGS CITY LIMITS
EXISTING GROUND CONTOURS - 100' C.I.
COUNTY ROAD
ACCESS ROAD
PROJECT AREA
MINERAL OWNERSHIP
RC-147
MINING CLAIM
STATE MINING LEASE
SURFACE OWNERSHIP
PRIVATE SURFACE
ALL OTHER LAND IS BLM SURFACE
1 inch = 2,000 ft
PREPARED FOR
ENERGY FUELS RESOURCES
225 Union Blvd. Suite 600, Lakewood, Co 80228
PREPARED BY
BRS INCORPORATED
1130 Major Avenue, Riverton, WY 82501
ENERGY FUELS RESOURCES
JUNIPER RIDGE PEA
CARBON COUNTY, WYOMING
DRAWING NAME:
PROPERTY MAP
DRAWN BY: DDS
DATE DRAWN: 1/18/12
CHECKED BY: DLB
DATE ISSUED:
REVISION NO.
DATE
BY
DRAWING SCALE
1"=2,000'
DRAWING NUMBER:
4.1

Section 5 – Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The Project is located 6 to 10 miles west of Baggs, Wyoming and approximately 3 miles north of the Colorado-Wyoming border. (Refer to Figure 5.1 – Location and Access Map). The Project is accessible via two-wheel drive on existing county and two-track roads by proceeding one mile north of Baggs, Wyoming on Highway 789, then west on Carbon County Road 144 (Poison Buttes Road), towards Poison Buttes approximately 6 miles where the road crosses the Project for the next 4 miles.

Climate

Historic climate records were available through a National Weather Service cooperative station in Baggs until 2000. The Project falls within the intermountain semi-desert weather province within the Green and Bear Drainage. Although winter conditions can be severe, including local ground blizzards, such conditions would not preclude year round operations. The following is a summary of the climatic conditions from 1971 to 2000 from the US National Weather Service:

BAGGS, WYOMING (480484)
Period of Record Monthly Climate Summary
Period of Record: 1/1/1971 to 1/1/2000

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual
Average Max. Temperature (F)	32.2	36.7	46.9	48.1	67.8	79.6	85.9	83.7	74.1	61.4	43.2	33.6	58.6
Average Min. Temperature (F)	5.8	8.8	20.5	28.0	35.3	42.4	47.6	46.6	38.6	28.8	18.8	8.7	27.5
Average Total Precipitation (in.)	0.55	0.40	0.37	0.83	1.39	0.87	1.34	0.91	1.07	1.33	0.61	0.53	10.20
Average Total SnowFall(in.)	5.9	4.6	2.7	2.6	1.0	0.1	0.0	0.0	0.6	1.3	4.0	2.3	25.1
Average Snow Depth (in.)	2	1	0	0	0	0	0	0	0	0	2	2	17.1

Figure 5.1: Location Map

MONTANA
IDAHO
UTAH
COLORADO
SOUTH DAKOTA
NEBRASKA
WYOMING
PARK
BIG HORN
SHERIDAN
CROOK
CAMPBELL
JOHNSON
WASHAKIE
WESTON
TETON
FREMONT
NATRONA
NIOBRARA
CONVERSE
SUBLETTE
LINCOLN
SWEETWATER
CARBON
ALBANY
PLATTE
GOSHEN
LARAMIE
UINTA
ABSAROKA MTNS
OWL CREEK MTNS
WIND RIVER MTNS
BIGHORN MTNS
LARAMIE RANGE
MEDICINE BOW MTNS
OVERTHRUST BELT
BIGHORN BASIN
POWDER RIVER BASIN
WIND RIVER BASIN
HOBACK BASIN
GREAT DIVIDE BASIN
GREEN RIVER BASIN
WASHAKIE BASIN
BRIDGER BASIN
HANNA BASIN
CARBON BASIN
LITTLE MTN.
ELKHORN CREEK
HULETT CREEK
BARLOW CANYON
ALADDIN
CARLILE
PUMPKIN BUTTES
SOUTHERN POWDER RIVER BASIN
COPPER MOUNTAIN
SILVER CLIFF
GAS HILLS
CROOKS GAP/ GREEN MOUNTAIN
SHIRLEY BASIN
KETCHUM BUTTES
POISON BASIN
JUNIPER RIDGE
YELLOWSTONE NATIONAL PARK
POWELL
CODY
SHERIDAN
BUFFALO
GILLETTE
WRIGHT
DUBOIS
JACKSON
SHOSHONI
LANDER
RIVERTON
CASPER
DOUGLAS
JEFFREY CITY
BAIROIL
RAWLINS
WAMSUTTER
KEMMERER
ROCK SPRINGS
GREEN RIVER
EVANSTON
SARATOGA
BAGGS
LARAMIE
CHEYENNE
WHEATLAND
TORINGTON
LEGEND
URANIUM MINING DISTRICT
SEDIMENTARY BASIN OUTLINE
PROJECT AREA
N
30MILES 0 15MILES 30MILES
1 inch = 30 Miles
PREPARED FOR
ENERGY FUELS RESOURCES
225 Union Blvd. Suite 600, Lakewood, Co 80228
PREPARED BY
BRS INCORPORATED
1130 Major Avenue, Riverton, WY 82501
ENERGY FUELS RESOURCES
JUNIPER RIDGE PEA
CARBON COUNTY, WYOMING
DRAWING NAME:
LOCATION MAP
DRAWN BY: CDS
DATE DRAWN: 9/13/13
CHECKED BY: DLB
DATE ISSUED:
REVISION NO.
DATE
BY
DRAWING SCALE: 1"=30miles
DRAWING NUMBER: 5.1

Physiography

The Project is located within the Wyoming Basin physiographic province within a small closed subsidiary basin on the southeast flank of the greater Washakie Basin. The elevation of the Project site is between 6,000 and 7,000 feet above mean sea level. The topography is characterized by gently rolling hills which are cut by some ephemeral streams draining into the Little Snake River, approximately 3 miles south of the Project. The dominant vegetation consists of juniper trees, native grasses, sagebrush, and other shrubs typical of the continental, arid climate in the Western United States.

Infrastructure

In addition to site access, mine development will require utilities and water supply. The nature and scope of the mine operations will greatly influence utility and water supply demands. Utility services, including natural gas, electricity, and communications, are located in Baggs, Wyoming which is 6 miles from the eastern boundary of the Project. Water supply could be obtained from locally permitted and constructed wells or from surface water sources including the Little Snake River approximately 3 miles south of the project area. Water rights for both surface and ground water are administered by the Wyoming State Engineer’s Office and are subject to prior water rights. Options for on-site power demands would include extension of existing service to the Project or the generation of power on site.

Local Population

The nearest community is the town of Baggs, Wyoming. The 2010 census shows a population of 348, (refer to www.townofbaggs.com). The nearest population center is Craig, Colorado located approximately 41 miles south of Baggs, Wyoming. According to the Chamber of Commerce, Craig’s population was 9,251 as of the 2010 US census (>www.craig-chamber.com/ profile.html).

Surface Rights

The 1872 Mining Law grants certain surface rights along with the right to mine provided the surface use is incident to the mine operations. In order to exercise those rights the operator must comply with a variety of State and Federal regulations (refer to section 20). For the mine operations, as described in Section 16, the author concludes that EFR has and/or can obtain, through permitting and licensing of site activities, sufficient surface rights for the planned operations.

Section 6 – History

Past Production

Uranium was first discovered in this area in 1951, and commercial uranium mining occurred intermittently from 1954 until 1966. Seven companies mined uranium from twelve open pits and two shallow underground mines. During this time, a total of 156,000 tons of uranium material with an average grade of 0.172% U3O8 were mined resulting in production of 536,000 pounds of uranium. (Pincock, Allen, & Holt, 1978). Some of the operators included: the Shawano Development Corporation, Trace Elements (later acquired by Union Carbide Corporation), Teton Minerals, Parker-Thomas, and Leckenby. Underground mining was conducted by Basin Engineering Company under contract to Teton Minerals. Mined ores were shipped to a variety of mills including: Union Carbide’s mills located in Rifle and Maybell, Colorado, Western Nuclear’s Split Rock mill near Jeffrey City, Wyoming, and Atomic Energy Commission (AEC) ore buying stations (Anctil, 1987). Shawano Development Corporation attempted various methods of on-site processing including: mechanical upgrading using a spiral classifier to separate sand and slimes with the uranium values expected to report to the slimes, acid vat leach with ion exchange recovery, and carbonate-bicarbonate vat leach which produced a sodium diuranate concentrate. The concentrate was subsequently purchased by the (AEC), (Anctil, 1987).

Ownership and Control

Site activities were limited during what is referred to as the “Stretch Out” period beginning in the mid 1960’s and continuing into the early 1970’s. During this period, AEC supply contracts were being phased out and private utilities began to enter the uranium market. In 1973, Homestead Mineral Corporation (HMC) controlled most of the mining claims and leases in the area, with the exception of those held by Union Carbide Corporation (UCC). In that same year, Minerals Exploration Company (MECO) in joint venture with Urangesellschaft (UG) acquired the property from HMC. In 1975, UG purchased MECO portion of the joint venture acquiring 100% interest in the property (Pincock, Allen, & Holt, 1978). However, UCC maintained its mineral claims in the area. In 1981, AGIP acquired the property from UG (Pincock, Allen, & Holt, 1986) and in 1982 CoCa Mines acquired the mineral interest of UCC (Anctil, 1987). Subsequently, mineral leases and claims were allowed to expire during the extended lull in the uranium market which began in the late 1980s.

Beginning in 2005 Strathmore Resources, through Miller and Associates, acquired Wyoming State Mineral Lease 0-41095 and located the unpatented mining lode claims that comprise the current Project. On January 30, 2007, Strathmore entered into a joint venture agreement with Yellowcake Mining Inc. to develop the Juniper Ridge property. The JV was dissolved in December 2008. On November 1, 2010, Crosshair entered into a purchase agreement with Strathmore for the property (www.crosshairexploration.com). Crosshair failed to complete the terms of the purchase agreement and so in 2012 the Project reverted to Strathmore. With the acquisition of Strathmore, EFR now controls the Project. The Project now encompasses portions of both the former AGIP and CoCa Mines mineral holdings.

Historic Exploration

The most recent of the historic technical studies (Pincock, Allen, & Holt, 1986) state that the study was based on radiometric sampling (geophysical logging) from 5,423 drill holes in the vicinity of the property comprising 868,000 feet, of which 4,871 of these drill holes were located on the AGIP mineral properties. The previous historic feasibility study (Pincock, Allen, & Holt, 1978) states that their mineral resources/reserve estimates were based on radiometric assays from 3,935 drill holes.

The previous historic technical studies and reports also address radiometric equilibrium. The data available over time for evaluation of radiometric equilibrium also varied. In 1982, an internal project summary report (Beahm, 1982) radiometric equilibrium was evaluated based on data from 200 core holes. For that study, only core holes with greater than 80% sample recovery were included and only samples with uranium grades greater than 0.04% U3O8 were used. This study reported a positive disequilibrium factor of 1.017:1 (chemical to radiometric). The subsequent feasibility study (Pincock, Allen, & Holt, 1986) evaluated individual core samples representing a total of 321.5 feet of core, but does not specify the number of core holes from which the samples were taken. Independent sampling and assaying of core and independent radiometric log determinations were completed by the authors of the 1986 report. They concluded that while there was some bias in the estimation of mineralized thickness based on radiometric interpretation, there was no bias in grade. The older feasibility study by UG (Pincock, Allen, & Holt, 1978) evaluated radiometric equilibrium based on 125 mineralized intervals from three separate geographical areas at a 0.02% minimum gradeU3O8. This study recommended an adjustment of grade by an overall negative disequilibrium factor of 0.90.

The historic data utilized to evaluate radiometric equilibrium in these reports is generally not available for incorporation into this Technical Report. As discussed in Section 14 of this report, current data with respect to radiometric drilling is available from some 549 recent drill holes.

Historic Estimates

Historic mineral resource estimates are available for the project area from at least three sources. Both UG and AGIP completed technical studies for the project area in (Pincock, Allen, & Holt, 1978) and (Pincock, Allen, & Holt, 1986), respectively. These reports were for the same mineral holdings but excluded the adjacent mineral holdings of UCC. CoCa Mines, following their acquisition of the UCC mining claims, stated historic mineral resource estimates for the UCC mineral holding (Anctil, 1987). These historical estimates are summarized in Table 6.1.

The UG and AGIP estimates were based on slightly different data, varying calculation methods, and assumptions. Notably, the AGIP estimates had additional data from drilling conducted subsequent to the acquisition of the property from UG. AGIP used a 0.03% eU3O8 cutoff grade compared to the 0.02% eU3O8 cutoff grade used by UG. The CoCa Mines estimate was for a separate but adjacent property and was based on a 0.05% eU3O8 grade cutoff.

Table 6.1: Historic Mineral Resource Estimates

Source of Estimate	Planned Mining Operation	Historic Classification[1]	Tons (x 1,000)	Average Grade	Pounds U3O8 (x 1,000)
UG 1978	Open Pit with Conventional Milling	Geologic Reserve [2]	9,362	0.056	10,398
UG 1978	Open Pit with Conventional Milling	Base Case Minable Reserve	5,971	0.063	7,539
AGIP 1986	Open Pit with Heap Leach	Geologic Resource	5,191	0.067	6,974
AGIP 1986	Open Pit with Heap Leach	Minable Reserve	3,646	0.067	4,904

CoCa 1987	Open Pit with Transport to Existing Facilities	Mining Reserve [3]	75	0.103	155

Notes:

1)	Historic resource/reserve classifications do not meet current CIM standards and/or definitions.
2)	Average of three general outlines, polygonal, and single-hole miner estimates.
3)	No geologic resource estimate provided; 0.05% eU3O8 cutoff grade applied; and modified polygonal estimate (UCC internal methodology).

Cautionary Statement:

These historical resource estimates were completed prior to the implementation of National Instrument 43-101 ("NI 43-101") and are not compliant with current accepted reserve and resource classifications as set forth by the Canadian Institute of Mining and Metallurgy (CIM). Given the quality of the historic work completed on the Project, the author believes these resource estimates to be both relevant and reliable subject to the available data and economic conditions which existed at the time the estimates were prepared. However, these are of a historic nature and as such should not be relied upon. Please refer to Section 14 for current mineral resource estimates.

Section 7 – Geologic Setting and Mineralization

Introduction

The geologic setting and mineralization within the Project area and the vicinity is well documented in the professional literature as well as internal historical reports from past mineral owners. The earliest published report for the area is by Vine and Prichard, 1954, AEC geologists. They discovered anomalous radioactivity in the Browns Park Formation in the vicinity of the Project on October 15, 1953 as a result of a reconnaissance with a car-mounted recording scintillation detector (Vine and Prichard, 1954). More recent reports include the “National Uranium Resource Evaluation (NURE); Rawlins Quadrangle, Wyoming and Colorado” (Dribus and Nanna, 1982) which designated the project area as Area B, refer to pages 25 through 36. Also in 1982, the Project area is described in the “Ore Deposits of Wyoming”, (Hansel, 1982). Internal project summary and technical studies include: UG, 1978, AGIP Mining 1982 and 1986, and CoCa Mines (Anctil, 1987).

The following description of the mineralization in what was termed Area 15 in their report, which corresponds to the project area, is taken from Dribus and Nanna, 1982, pp. 31-33:

Vine and Prichard (1954) reported that most of the mineralized sands in Poison Basin are brown to reddish brown, contain from 0.004% to 0.39% uranium, and are characterized by radiochemical disequilibrium in favor of equivalent uranium, relative to actual uranium present. Samples of black sandstone collected by Vine and Prichard show roughly equal values of equivalent and chemical uranium content. These samples were from unaltered sands and probably contained the uranium oxide uraninite, which is reported as an ore mineral in the “primary zone” of the Poison Basin district by the U. S. Atomic Energy Commission (1959). Unaltered sands have not been leached of their uranium content by weathering processes; hence, radiochemical equilibrium is maintained.

A sample of mineralized, altered sandstone collected by Vine and Prichard (1954) contains 3.21% uranium and shows pronounced radiochemical disequilibrium in favor of actual uranium relative to equivalent uranium. This type of disequilibrium, in favor of actual uranium, characterizes uranium ores in the Browns Park Formation of the Maybell-Lay area in Colorado. Grutt and Whalen (1955) suggested the “the tendency of unoxidized ore to contain more uranium than is indicated by radiometric assay, may indicate youthful formation of the deposits.” An unaltered sand (MFA 005) from uranium occurrence 82 and an altered sand (MFA 240) from uranium occurrence 91 also reflect higher uranium values than indicated by equivalent results (Table 4 and App. B1). These values suggest that uranium concentration mechanisms in the Browns Park Formation have been operative in recent times and that some of the uranium has not had sufficient time to decay and produce radiogenic daughters.

Geologic Setting

The general geologic setting of the Project is shown in plan on Figure 7.1, Geologic Map, and in profile on Figure 7.2, Geologic Cross Section.

The Project is located within a small subsidiary basin on the southeast flank of the Washakie Basin. The Project encompasses the majority of the outcropping of the Browns Park Formation which was preserved in the basin over an area of approximately 10 square miles. This basin and the larger Powder Spring Basin, about 15 miles to the west, appear to be small tectonic grabens down-dropped post Eocene, but pre-Browns Park in time (Pincock, Allen, & Holt, 1986).

Structural Geology

The dominant structures of the area, directly related to the grabens, are the east-west trending, high angle, normal faults. These faults are mapped as bounding the north side of the basins, but in all probability they bound the south side as well, although these east-west faults trend into the Poison Basin, they do not appear to affect the Miocene rocks and, thus, are dated as being pre-Miocene. In addition to these faults, northeast and northwest, high angle, normal faults have been noted cutting the Browns Park into the Poison Basin. These faults are said to show only minor displacements. Minor folds trending east to west cut through the basin, but the effects on the Browns Park are not significant (Pincock, Allen, & Holt, 1986).

Stratigraphy

The following stratigraphic description is taken largely from Pincock, Allen, & Holt, 1986.

While formations ranging in age from Cretaceous to Quaternary are exposed at the surface within the vicinity, only the Eocene and Miocene formations play a significant role in the location and tenure of mineralization. Upper Eocene and Miocene age sediments fill the Poison Basin. Oligocene rocks are absent, having been completely eroded away before Miocene deposition; Miocene rocks lie unconformably on upper Eocene rocks in the basin and host the known uranium mineralization within the project area.

The Eocene series in the basin are represented by the Wasatch and Green River Formations. The aggregate thickness of these formations in the region ranges from 2,000 to 4,000 feet.

The Wasatch Formation in the area is composed of variegated mudstones, claystones, siltstones, sandstones, and conglomerates. Deposition is considered to have occurred largely in lacustrine, piedmont, and plaudal environments, but eolian and fluvial environments are represented as well.

The Green River Formation consists of shales, mudstones, sandstones, and marlstones largely deposited in the lacustrine environments. The Tipton Tongue member of the Green River Formation has limited exposure in the area cropping out along the northern rim of the basin, where it is predominately a claystone with interbedded of marlstone and sandstone.

The Browns Park Formation is the only stratigraphic unit of Miocene age found within Project and immediately surrounding area. The Browns Park is a sedimentary formation which was deposited unconformably on a highly irregular erosion surface which truncates upper Cretaceous through Eocene strata. The base of the Browns Park is conglomerate overlying the Wasatch Formation which consists mainly of quartzite and igneous pebbles in a sandstone matrix. Crossbedding, irregular bedding surfaces, and clay lenses suggest that this conglomerate is of fluvial origin. However, some authors have suggested that this lower conglomeratic unit may represent pediment gravels (Vine and Prichard, 1954). Thickness of the unit ranges from 5 to 75 feet.

Overlying the basal conglomerate is the Upper Browns Park, consisting of a tuffaceous, feldspathic sandstone. The Upper Browns Park is fine grained, moderately to poorly sorted, friable sandstones in which the grain size is bimodal, i.e., larger grains – quartz, chert, and clastic volcanic fragments – are set in a fine to very fine-grained tuffaceous sandstone containing quartz and feldspar. The dominant sedimentary structures within the unit are small to large scale festoon and planar cross-bed sets ranging up to several feet in thickness. Based on the roundness of quartz grains, the frosted nature of quartz grains, and the character of the cross-beds, the upper portion of the Browns Park is interpreted to be of eolian origin. The thickness of the upper portion of the Browns Park Formation within project area varies due to erosion reaching a maximum thickness of approximately 300 feet.

Although the Wasatch Formation is known to host uranium mineralization in other areas of Wyoming, all known uranium mineralization within the project area is hosted within the upper Browns Park Formation.

Mineralization

Uranium mineralization occurs within an eolian stratigraphic unit of the Miocene Browns Park Formation. The host unit consists of tuffaceous, feldspathic sandstone which exhibits small to large scale festoon and planar cross-bed sets ranging up to several feet in thickness. Generally, uranium mineralization is the roll-front type mineralization, common to the uranium basins in Wyoming (refer to Section 8). Localization of uranium appears to relate to permeability and the presence of pyrite or hydrogen sulphide (Pincock, Allen, & Holt, 1986). The depth of mineralization averages slightly over 100 feet, but ranges from near surface to a maximum of 292.5 feet depending on location within the basin and local topography. Two general areas of mineralization occur within the Project, separated by less than two miles, which are herein referred to as Juniper Ridge East and Juniper Ridge West.

The deposit is relatively flat lying with formation dip less than 5o. The dip of the formation is highest at the margins of the basin and flatter near the center of the basin. The average thickness of mineralization above a 0.02% eU3O8 cutoff grade is slightly in excess of 10 feet.

The distribution of the mineralization is shown in plan view on Figure 14.1 and 14.2 for Juniper Ridge East and West, respectively. More than 80% on the known mineralization occurs within the Juniper Ridge East portion of the Project.

Historic feasibility reports, AGIP, 1986 and UG, 1978, discuss the continuity of mineralization. These reports express some concerns relative to the continuity of mineralization especially with respect to grades necessary to support mining. AGIP, 1986 states that continuity at very low grades, i.e., a cutoff of about 80 ppm, is excellent and mineralization appears nearly continuous for several thousand feet throughout much of the main property area. However, the degree of continuity decreases with increasing grade. At grades above 500 ppm U3O8, continuity of mineralization may range between tens of feet to several hundred feet. Continuity of most mineralized zones is generally less than 50 feet.

Figure 7.3, Core Hole Series JR 233, provides a graphical representation of the variability of the mineralization. This series of core holes was completed in 2011 to obtain samples for metallurgical testing. The five core holes in this series represent 10 foot offsets or the variability over a span of 50 feet. In each hole, an interval of 15 to 16 feet was cored at approximately the same depth. For these five holes, the average grade ranged from 0.012% to 0.055% U3O8; the average thickness of mineralization above 0.02% U3O8 ranged from 3 to 12 feet; and the GT 0.02% U3O8 ranged from 0.081 to 0.729.

It is the author’s opinion, based on personal knowledge of the site, having managed the exploration and development drilling for the project for AGIP and through mine production experience at a very similar Browns Park hosted deposit located near Maybell, Colorado, that the forgoing statement relative to the continuity of the deposit is largely correct. Portions of the uranium deposits at Juniper Ridge and at its sister deposits near Maybell, Colorado have been mined successfully in the past. Past operations have compensated for the variability in grade by delineating areas to be mined by open pit by drilling on 50 foot centers and instituting rigorous in-pit grade control programs.

Figure 7.1: Geologic Map

Twc
Tgt
Twm
Tbp
Qal
T13, R.93W.
T13, R.92W.
T12, R.92W.
A
A'
B
B'
C
C'
D
U
GRAPHIC SCALE
3000
1500
0
1500
3000
1 inch = 3000 ft.
From Hettinger, R.D., Honey J.G. 2008

Generalized Local Stratigraphy

Series
Formation
Lithology
Description
Tertiary
MIO-PLIOCENE
EOCENE

From Dribus and Hanna, 1982

LEGEND

- Qal–Alluvium of the Little Snake River and Muddy Creek
- Tbp–Browns Park Formation
- Twc–Wasatch Formation Cathedral Bluffs Tongue
- Tgt–Green River Formation Tipton Tongue
- Twm–Upper Wasatch Formation Main Body
- Resource Area
- Cross Section Line
- Regional Fault
- Fault
- Juniper Ridge Claims Outline

PREPARED FOR
ENERGY FUELS RESOURCES
225 Union Blvd. Suite 600, Lakewood, Co 80228

PREPARED BY
BRS INCORPORATED
1130 Major Avenue, Riverton, WY 82501

ENERGY FUELS RESOURCES
JUNIPER RIDGE PEA
CARBON COUNTY, WYOMING

DRAWING NAME: **GEOLOGIC MAP**

DRAWN BY: CDB, RHCP	REVISION NO.	DATE	BY:	DRAWING SCALE: 1"=3000'
DATE DRAWN: 9/13/13				
CHECKED BY: DLB				DRAWING NUMBER:
DATE ISSUED: XX/XX/13				7.1
CAD FILE: [illegible]

Figure 7.2: Geologic Cross Section

NORTH
A
SOUTH
A'
6700
6600
6500
6400
6300
6200
6100
6000
5900
NORTH
B
SOUTH
B'
6500
6400
6300
6200
6100
6000
5900
5800
WEST
C
EAST
C'
6500
6400
6300
6200
6100
6000
5900
5800
5700

LEGEND

UPPER BROWNS PARK FORMATION

LOWER BROWNS PARK FORMATION

GREEN RIVER FORMATION

WASATCH FORMATION

Approximate Water Table

Gamma Counts Per Second (CPS) 2011 Drilling

GRAPHIC SCALE

400 200 0 200 400

1 inch = 400 ft.

Note: 4x Vertical Exageration

From: URANGESELLSHAFT, 1978

PREPARED FOR
ENERGY FUELS RESOURCES
225 Union Blvd. Suite 600, Lakewood, Co 80228

PREPARED BY
BRS INCORPORATED
1130 Major Avenue, Riverton, WY 82501

ENERGY FUELS RESOURCES
JUNIPER RIDGE PEA
CARBON COUNTY, WYOMING

DRAWING NAME: **GEOLOGIC CROSS SECTIONS**

DRAWN BY: CDS, RHCP	REVISION NO.	DATE	BY	DRAWING SCALE: 1"=400'
DATE DRAWN: 9/13/13				
CHECKED BY: DLB				DRAWING NUMBER:
DATE ISSUED: xx/xx/13				7.2

Section 8 – Deposit Types

Uranium mineralization in the Browns Park Formation within the Project and surrounding area is described as Wyoming sandstone roll-type mineralization (Austin and D’Andrea, 1978).

While local mineralization displays some of the characteristics of known uranium deposits in the Gas Hills and Southern Powder River Basin of Wyoming, the mineralization is not necessarily typical of Wyoming roll-front deposits. The uranium mineralization within the Project is sandstone hosted and was deposited along a geochemical solution front, as is typical of roll-front mineralization and similar to other Wyoming sandstone hosted uranium deposits. The features which distinguish mineralization within the Browns Park Formation harken to its eolian origin and include the absence of carbonaceous trash and lack of stratigraphic controls, i.e., the lack of distinct vertical variations in grain size and the lack of intervening finer grained units (Rackley, 1972).

The source of uranium is described as syngenetic, alteration of the tuffaceous volcanic materials within the Browns Park Formation and/or the immediately overlying North Park Formation liberated uranium which was transported by ground water and concentrated along oxidation/reduction interfaces within the formation (Dribus and Nanna, 1982).

The localization of uranium appears to relate to local variations in permeability and the presence of pyrite and/or hydrogen sulphide. Uranium mineralization, in general, appears to be of the roll-front type mineralization common to the uranium basins in Wyoming, cutting across sedimentary structures (Pincock, Allen, & Holt, 1986).

Section 9 – Exploration

To the author’s knowledge, no relevant exploration work other than drilling, as described in Section 10, Drilling has been conducted on the property by Crosshair. The ownership of the recent drilling and other data passed from Crosshair to Strathmore and then from Strathmore to EFR.

The Project is located within a brownfield site which has experienced past mine production, extensive exploration, and development drilling. The initial discovery was based on ground radiometric surveys reported in 1953 but since that time exploratory work has been primarily drilling.

Section 10– Drilling

Currently, available drill data consists of radiometric equivalent data (eU3O8) for 2,167 historic drill holes, radiometric equivalent data (eU3O8), and USAT assay data for 400 drill holes completed during the 2011 drilling program and 149 drill holes completed in 2012. For the 2011 drilling program, downhole logging of the drill holes was completed using standard gamma technology as well as a uranium spectral analysis tool (USAT), supplied by Century. The USAT method measures the gamma intensity of Pa234, the short-lived (t½ = 6.7 hr) second daughter product of U238. U238 reaches secular equilibrium with Pa234 within approximately 4 months. Thus, USAT gives a nearly direct measurement of uranium content which can then be directly compared to radiometric equivalent data (eU3O8), to determine the equilibrium state of the uranium mineralization intersected in the hole. Radiometric equilibrium conditions are discussed in Section 14, Mineral Resource Estimates, in this report.

The 2012 drilling was intended to better define and expand the mineral resource. Thus, the current database consists of 2,716 drill holes of which approximately 80% are historical and 20% are recent. Verification of historic data is discussed in Section 12, Data Verification.

Drill data available for this estimate is summarized in Table 10.1.

Table 10.1: Drillhole Data

	Total	Barren	Mineralized	>0.10GT <0.5GT	>0.50GT <1.0 GT	>1.0 GT
Historic Drill Holes	2,167	683	405	677	230	172
2011 Drill Holes	400	76	71	151	41	61
2012 Drill Holes	149	103	2	22	12	10
Total	2,716	862	478	850	283	243

All drill holes, both historic and recent, were shallow (less than 300 feet) and drilled vertically. The dip of the Browns Park Formation within the Project varies from as much as 5o on the margins of the basin to essentially flat near the center of the basin (Vine and Prichard, 1954). The surface location of the drill holes is shown on Figure 10.1, Drill Hole Location Map. This figure distinguishes between the historic and recent holes and shows the general outline of mineralization which meets a minimum grade of 0.02% eU3O8 and a minimum GT of 0.10.

Both grade and GT distribution are log normal. However, the range was not extreme with grade above cutoff ranging from 0.02% eU3O8 to a maximum of approximately 1% eU3O8 and GT above cutoff ranging from 0.10 to just over 5. High grade and/or GT holes were used in the resource calculation. However, as discussed in Section 14-Mineral Resource Estimates, the area of influence allowed in the calculation was limited.

Drift surveys of the drill holes were generally not completed because the drilling was shallow and the dip of the formation reasonably flat. Even at a maximum dip of 5o and given the average mineralized thickness of approximately 10 feet, the difference between the measured vertical thickness and the true thickness measured perpendicular to dip would be less than 0.04 feet, i.e., 9.96 feet as compared to 10 feet.

Typical Cross Sections

Typical cross sections are shown for the most significant area of mineralization within the Project located in the southwestern portion of the Juniper Ridge East mineral resource area. The location of the cross sections is shown on Figure, 10.2. Detailed cross sections are shown on Figure 10.3, Radiometric Cross Sections. All data presented in the cross sections is from the 2011 program.

The cross sections are located along and transverse to the general trend of mineralization, spanning 1,200 feet along trend and 1,000 feet across trend. The cross sections show:

  Anomalous Radioactivity is continuous horizontally along and across the mineralized trend for more than 1,000 feet in either direction.
  Individual drill holes have vertically continuous zones of anomalous radioactivity over a thickness of approximately 150 feet.
  There is no discernible lithological difference within the vertically continuous zone of anomalous radioactivity. Thus, treating the mineralization as a single horizon is justified.
  There are distinct variations in the thickness and grade of higher grade mineralized intercepts.

These cross sections support the conclusions of previous studies relative to the continuity of mineralization as discussed in Section 7, Geologic Setting and Mineralization.

Figure 10.1: Drill Hole Location Map

T.13N
T.12N
R.93W
R.92W
Poison Buttes Rd
1 inch = 1,000 ft
LEGEND
TOWNSHIP / RANGE LINE
SECTION LINE
EXISTING ACCESS ROAD
HISTORIC DRILL HOLE LOCATION
2011 DRILL HOLE LOCATION
2012 DRILL HOLE LOCATION
RESOURCE AREA
PREPARED FOR
ENERGY FUELS RESOURCES
PREPARED BY
BRS INCORPORATED
ENERGY FUELS RESOURCES
JUNIPER RIDGE PEA
CARBON COUNTY, WYOMING
DRILL HOLE LOCATION MAP
10.1

Figure 10.2: Cross Section Location Map

A
A'
B
B'
LEGEND
TOWNSHIP / RANGE LINE
SECTION LINE
EXISTING ACCESS ROAD
HISTORIC DRILL HOLE LOCATION
2011 DRILL HOLE LOCATION
2012 DRILL HOLE LOCATION
RESOURCE AREA
1 inch = 200 ft
200
0
100
200

PREPARED FOR
ENERGY FUELS RESOURCES
225 Union Blvd. Suite 600, Lakewood, Co 80228

PREPARED BY
BRS INCORPORATED
1130 Major Avenue, Riverton, WY 82501

ENERGY FUELS RESOURCES
JUNIPER RIDGE PEA
CARBON COUNTY, WYOMING

DRAWING NAME: RADIOMETRIC CROSS SECTION LOCATION MAP

DRAWN BY: RHCP	REVISION NO.	DATE	BY	DRAWING SCALE: 1" = 200'
DATE DRAWN: 9/13/13				
CHECKED BY: DLB				DRAWING NUMBER: 10.2
DATE ISSUED: XX/XX/13				
CAD FILE: [illegible]

Figure 10.3: Radiometric Cross Section Location Map

A
A'
JR-11-PB-113
JR-11PB-313
JR-11-PB-112
JR-11PB-298
JR-11-PB-322
JR-11PB-372
JR-11-PB-334
JR-11-PB-347
B
B'
JR-11-PB-220
JR-11-PB-334
JR-11-PB-323
JR-11-PB-202
JR-11-PB-342
JR-11-PB-340
JR-11-PB-288
JR-11-PB-359
JR-11-PB-271
6350
6300
6250
6200
6150
6100
6050
0'
100'
200'
300'
400'
500'
600'
700'
800'
900'
1000'
1100'
1200'

EXPLANATION
EXISTING GROUND
DRILL HOLE I.D.
GRAPHIC SCALE

PREPARED FOR
ENERGY FUELS RESOURCES

PREPARED BY
BRS INCORPORATED

ENERGY FUELS RESOURCES
JUNIPER RIDGE PEA
CARBON COUNTY, WYOMING

RADIOMETRIC CROSS SECTIONS

Section 11 – Sample Preparation, Analyses, and Security

The primary data collected for this Project is the downhole radiometric, USAT geophysical log data, and the lithological descriptions of the drill cuttings. For the 2011 and 2012 drilling programs, downhole geophysical logging of the drill holes was provided by a recognized commercial vendor, Century. The geophysical log data was provided to Crosshair in electronic format. Lithologic descriptions, along with drill hole number and survey coordinates, were recorded on-site with a data recorder. Qa/Qc of the data was completed by the project manager and the electronic data transferred to Crosshair’s data server with weekly back up.

Seventeen core holes were completed during the 2011 drilling program primarily to provide samples for metallurgical testing. Following field lithologic description, the core was placed into plastic sleeves which were sealed to prevent oxidation. The core was then placed into standard core boxes and temporarily stored in a secure facility leased from Grieve Enterprises in Baggs, Wyoming.

The author observed the core storage and examined some of the core which had been collected. The core samples were sealed in plastic bags to prevent oxidation and stored in core boxes which were labeled as to the hole number and footage interval. At that time, no core had been prepared or shipped for assay; however, the basic protocol of maintaining a chain of custody and obtaining assays from a certified lab was discussed. No core data was available at the time this report was prepared. This was not necessary for the mineral resource estimate as the estimate is based on radiometric equivalent data with the USAT data utilized to evaluate radiometric equilibrium.

In summary, the data needed for completion of the mineral resource estimate provided herein was collected and preserved to generally accepted industry standards and in the author’s opinion is appropriate for the stated purpose of this report.

Section 12 – Data Verification

The key data for the estimation of uranium mineral resources for this project includes:

•	Downhole geophysical log data which provides a quantitative measure of uranium concentration based on total gamma emissions, provided;
	o	The geophysical logging equipment is properly calibrated.
	o	The geophysical log data, measured in Counts Per Second (CPS) is properly converted to equivalent uranium grade, eU3O8.
	o	The uranium mineralization is in radiometric equilibrium.
•	Chemical assays or other direct measurements of uranium grade to evaluate radiometric equilibrium conditions which may include;
	o	Chemical assay of physical core.
	o	Downhole neutron activation analysis of uranium content including;
• Prompt Fission Neutron (PFN) logging currently used and available commercially.
• Delayed Neutron Logging (DNL) developed in the 1970,s and used throughout the 1980’s. No longer commercially available.
	o	Downhole spectral gamma measurements which only measure gamma from uranium daughter products with short half-lives.
• Commercially available USAT
• Cryogenic detector measuring Protactinium 234
•	Sample location; coordinates and elevation
•	Density of mineralized material

Data sources for the estimation of uranium mineral resource for the Project include radiometric equivalent data (eU3O8) for 2,167 historic drill holes, radiometric equivalent data (eU3O8) and USAT assay data for 400 drill holes completed during the 2011 drilling program, and radiometric data for 149 drill holes completed in 2012. For the 2011 and 2012 drilling programs, downhole geophysical logging of the drill holes was provided by a recognized commercial vendor, Century Wireline of Tulsa, Oklahoma, formerly Century Geophysical Corporation (Century).

Historic Radiometric Equivalent Database

The historic database was originally developed by UG, and through completion of their feasibility study of the Project area, the database consisted of a down-hole radiometric equivalent assays from 3,935 drill holes (Pincock, Allen, & Holt, 1978). UG utilized the commercial geophysical logging services of Century for on-site geophysical logging. Century provided the data to UG both as hard copy original geophysical logs and as digital data with downhole CPS converted to eU3O8 by ½ foot intervals. AGIP continued with the practice of using the logging services of Century for on-site geophysical logging and digital data with down-hole CPS converted to eU3O8 by ½ foot intervals. At the time AGIP completed their feasibility study, (Pincock, Allen, & Holt, 1986) stated that their study was based on radiometric sampling (geophysical logging) from 5,423 drill holes in the vicinity of the property comprising 868,000 feet of which 4,871 of these drill holes were located on the AGIP mineral properties.

Note that the foregoing statement relative to the historic radiometric equivalent database is based on information provided in the technical studies, AGIP, 1986 and UG, 1978 in part, but is also based on the direct personal knowledge of the author who managed the drill hole database on behalf of AGIP during the period of 1982 through 1986. The author personally vetted and confirmed the database as did the independent authors of the historic technical studies. The author can further attest that the original geophysical, lithologic, and other relevant data was in AGIP’s possession at the time the database was finalized for use in the 1986 feasibility study. As a cautionary note, no recent drilling has been completed in the Juniper Ridge West area. However, the author has supervised drilling in this area in the past and the database for this area was created in the same manner and concurrently with that for Juniper Ridge East. Thus, it is the opinion of the author that the historic databases for both Juniper Ridge West and East are equally valid.

Subsequent to AGIP relinquishing the property, the database was not fully preserved. A portion of the data was retrieved from magnetic media. Currently available drill data consists of radiometric equivalent data (eU3O8) for 2,167 historic drill holes and radiometric equivalent data (eU3O8). Drill hole location maps are available which show the locations of the great majority of historic drill holes whether or not the downhole radiometric data was retrieved. The original geophysical logs are not currently available.

In addition to the historical radiometric drill data, 400 drill holes were completed in 2011 and an additional 149 drill holes in 2012. As with previous mineral owners, the commercial geophysical logging services of Century were employed. The 2011 drilling program was intended to verify historic drilling and replace historic data for drill holes shown on the maps but for which the radiometric data was not available. The 2012 drilling was intended to better define and expand the mineral resource. As a result, the current database consists of 2,716 drill holes of which approximately 80% are historical and 20% are recent.

Of the 400 drill holes completed in 2011, sixty-nine were completed within 25 feet of a drill hole with historic radiometric data. With respect to GT above a cutoff of 0.02% eU3O8;

  Ten 2011holes varied by less than 0.1 GT as compared to historic data.
  Twenty-three 2011 drill holes had a GT that was lower than historic drill data by more than 0.1 GT but less than 1.0 GT.
  Eighteen 2011 drill holes had a GT that was higher than historic drill data by more than 0.1 GT but less than 1.0 GT.
  Twelve 2011 drill holes had a GT that was lower than historic data by more than 1.0 GT.
  Six 2011 drill holes had a GT that was higher than historic data by more than 1.0 GT.
  Overall the GT from the 2011 drill holes were slightly lower than the comparative historic data.

It is the author’s opinion that the variances in the comparison of historic and recent data are related primarily to variations related to continuity of grade rather than variations in assay methodology and/or equipment. Section 7- Geologic Setting and Mineralization, discusses the continuity of grade observed in the deposit and provides an example of the grade variation in closely spaced drilling from the 2011 program.

In conclusion, it is the author’s opinion that current radiometric database consisting of a mixture of historic and recent dill data is reliable for the purpose of estimating mineral resources for the following reasons:

  The historic and current radiometric data were developed by a commercial geophysical logging company. The same commercial logging company, Century, was employed for both the historic and current drilling programs and is one of the principal companies providing such logging services for the uranium industry in the US.
  The companies which previously controlled the project area were involved in uranium exploration in the US and abroad. These companies followed generally accepted industry practices.
  The historic radiometric data was vetted and verified independently for two separate technical studies commissioned by the previous owners of the Project area.
  The procedures employed during the 2011 drilling program were observed and reviewed by the author and followed generally accepted industry practices.
  The 2012 drill data was reviewed by the author and was found to be consistent with the 2011 drill data.
  The author has direct personal knowledge as to the veracity of the historic database having managed the database during the period of 1982 through 1986.

Historic Radiometric Equivalent Database

Although the results and general conclusions of previous studies of radiometric equilibrium are known, the historic data utilized to evaluate radiometric equilibrium in these reports is generally not available. The current data for evaluation of radiometric equilibrium is available from the 400 drill holes completed in 2011 for which there is both radiometric equivalent data and USAT data available. USAT logging is a commercially available product. Calibration of the USAT tool and comparison to chemical assays is provided in Appendix B of this report.

It is the author’s opinion that this method of assessing radiometric equilibrium is appropriate and reliable for this project and that the volume of data is sufficient to reasonably determine radiometric equilibrium conditions for the purposes of estimating mineral resources. The evaluation of radiometric equilibrium is provided in Section 14, Mineral Resource Estimates.

Sample Location

The initial plane surveying system was established using standard plane surveying techniques by UG and maintained by AGIP. The survey control system was created prior to the advent of current GPS technology. When the author managed the project on behalf of AGIP, all surveying of drill holes, mining claims, and control for aerial mapping was completed by an independent Professional Licensed Surveyor (PLS) and all surveying was completed within accepted mapping standards. Initial drill hole locations were staked out by the surveyor and the final locations of all drill holes surveyed following drilling. The surveyor utilized total station survey equipment which provided a digital record of coordinates and elevation accurate to a few tenths of a foot.

Recent drill hole surveys were completed using a Trimble pro XH with a pole mounted tornado antenna. Field data was post-processed with Trimble Pathfinder Office and referenced to three fixed public reference stations. Recent drill hole surveys were not tied into the on-site control net although both surveys report coordinates and elevations in the NAD 83 Wyoming State Plane system. The recent survey methodology should yield sub meter accuracy with respect to both coordinates and elevation but has not been verified.

Density of Mineralized Material

The density of mineralized material used in the historic technical studies, (Pincock, Allen, & Holt, 1986) and (Pincock, Allen, & Holt, 1978) was 16.3 and 17 cubic feet per ton, respectively. Although there was some test data available for the determination of density the factors, the data is not specifically provided in the reports nor was it available for this study. The previous studies both recommended further testing to determine the density. For the purposes of this report the author recommends a density factor of 16 cubic feet per ton based on direct personal experience with mining operations in similar sandstone hosted deposits in Gas Hills, Wyoming and Maybell, Colorado.

The maximum variance in the estimation of mineral resources based on density in the range of 16 to 17 cubic feet per ton is approximately 6%.

Section 13 – Mineral Processing and Metallurgical Testing

Current metallurgical testing has not been completed. However, the deposit has been mined and the product from that mining shipped to conventional mills and recovered. As documented in Section 6-History, commercial uranium mining occurred intermittently from 1954 until 1966. Mined product was shipped to a variety of mills including: Union Carbide’s mills located in Rifle and Maybell, Colorado, Western Nuclear’s Split Rock mill near Jeffrey City, Wyoming, and AEC ore buying stations (Anctil, 1987). These uranium mills were acid leach facilities.

This historical production from the project demonstrates that uranium is recoverable from the mineralized material. In addition, previous owners completed metallurgical studies and incorporated the findings of those studies in technical studies, as summarized in Table 13.1, (Pincock, Allen, & Holt, 1978) and (Pincock, Allen, & Holt, 1986). While the actual metallurgical studies are not available, Table 13.1 is a summary of the findings as provided in the technical studies.

Table 13.1: Mineral Recovery Estimates

Feasibility Study	Lixiviant	Capacity Tons/Day	Mill Feed Grade	Mill recovery
UG 1978	Acid	2,000	0.06% U3O8	90.15%
UG 1978	Alkaline	2,000	0.06% U3O8	84%
AGIP 1986	Alkaline	540 maximum	0.06-0.12% U3O8	88.3 – 92.9%

Factors which will affect mineral processing recoveries and costs include;

  The grade of the mined material. The solid loss is relatively constant. Thus, the higher the mill feed grade the higher the percentage recovery.
  The calcium carbonate concentrations, which in some areas are in the range of 6 to 8% (AGIP, 1982).
  If alkaline lixiviant is used, recoveries are expected to be lower than acid lixiviant and alkaline lixiviants will have a tendency to cause the clay fraction in the leach material to swell which may not be desirable depending on the methodologies for mineral processing and tailings disposal.
  In situ recovery would generally not be favorable due to relatively low permeability, lack of confining units, and a substantial portion of the mineralization occurring above the water table.

Section 14 – Mineral Resource Estimates

Based on drill density and verification drilling completed in 2011 and 2012, the mineral resource estimate meets the criteria for either Indicated Mineral Resources, as shown in Table 14.1, or Inferred Mineral Resources, as shown on Table 14.2, in accordance with the CIM Standards on Mineral Resources and Reserves. No current Pre-Feasibly Study or Feasibility Study has been completed for the Project, thus, no Mineral Reserves are reported.

This is a restricted disclosure as allowed under section 2.3(3) of NI 43-101 which includes a PEA and is preliminary in nature such that it includes a portion of the inferred mineral resources as reported in Section 14 of the report. The PEA is based on open pit mining and heap leach extraction of uranium values, utilizing methodologies, equipment, and a generalized design criterion which has been employed at the site and/or similar sites in the past but has not been specifically developed for the Project. Mineral resources are not mineral reserves and do not have demonstrated economic viability in accordance with CIM standards. Inferred mineral resources are too speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the outcomes estimated in the PEA will be realized.

Table 14.1 Indicated Mineral Resource Summary

Indicated Resource	Juniper Ridge West
GT Cut-off (ft x wt %)	0.1	0.25	0.5
Pounds eU3O8	840,000	758,000	601,000
Tons	635,000	487,000	340,000
Average Grade % eU3O8	0.066	0.078	0.088

Indicated Resource	Juniper Ridge East
GT Cut-off (ft x wt %)	0.1	0.25	0.5
Pounds eU3O8	5,280,108	4,657,371	3,394,520
Tons	4,598,296	3,616,411	2,391,000
Average Grade % eU3O8	0.057	0.064	0.071

Indicated Resource	PROJECT TOTAL
GT Cut-off (ft x wt %)	0.1	0.25	0.5
Pounds eU3O8	6,120,108	5,415,371	3,995,520
Tons	5,233,296	4,103,411	2,731,000
Average Grade % eU3O8	0.058	0.066	0.073

Table 14.2 Inferred Mineral Resource Summary

Inferred Resource	Juniper Ridge West
GT Cut-off (ft x wt %)	0.1
Pounds eU3O8	117,000
Tons	82,936
Average Grade % eU3O8	0.071

Inferred Resource	Juniper Ridge East
GT Cut-off (ft x wt %)	0.1
Pounds eU3O8	65,100
Tons	24,500
Average Grade % eU3O8	0.133

Inferred Resource	PROJECT TOTAL
GT Cut-off (ft x wt %)	0.1
Pounds eU3O8	182,100
Tons	107,436
Average Grade % eU3O8	0.085

The recommended base case for estimated mineral resources, as highlighted in the forgoing tabulation, is the 0.1 GT cutoff. This recommendation is based upon the author’s experience with successful open pit mining of similar deposits, including Maybell, Colorado and Gas Hills, Wyoming, which employed a similar cutoff criterion and the findings of the PEA.

The primary resource calculation method utilized in this report is the GT contour method which complies with the best practice guidelines specific to uranium for the estimation of mineral resources and mineral reserves adopted by the CIM November 23, 2003 and it is applicable to this type of deposit.

The mineral resource estimate represents a two dimensional estimate based on the total GT, by hole, meeting cutoff criteria. The cutoff criteria applied included: a minimum radiometric equivalent grade of 0.02% eU3O8, a minimum thickness of 2 feet to account for mine dilution, and a minimum GT of 0.10. Drill data reflecting the thickness (T), grade (eU3O.), and GT was summed for all intercepts meeting cutoff criteria by hole. GT and T were then contoured using standard algorithms based upon the geological interpretation of the deposit. From the contoured GT ranges, the contained pounds of uranium were calculated by multiplying the measured areas by GT and density. Similarly, the total tonnage was calculated by contouring thickness and multiplying by area to obtain cubic feet, then converting to tonnage by applying the density factor. Tonnage by GT range was estimated based on the ratio of GT areas to total tonnage and the results summed. A density factor of 16 cubic feet per ton was utilized in the mineral resource calculation. As discussed in Section 12, Data Verification, this factor is recommended by the author based on his direct mining experience in deposits of similar geologic age and genesis.

As stated in Section 10, Drilling, currently available drill data consists of: radiometric equivalent data (eU3O8) for 2,167 historic drill holes, radiometric equivalent data (eU3O8) and USAT assay data for 400 drill holes completed during the 2011 drilling program, and radiometric equivalent data (eU3O8) for 149 drill holes competed in 2012.

GT contour maps for Juniper Ridge East and West are provided as Figures 14.1 and 14.2, respectively. Due to the observed variability of grade, as previously discussed, the projection of mineralization for indicated mineral resources was limited to a maximum of 25 feet. Inferred mineral resources were projected up to 100 feet along interpreted mineralized trends. The spacing of drill data within the areas for which mineral resources are projected is generally 100 feet or less. Based on the density of data and interpretation of geologic continuity, the mineral resource, as calculated, is considered to meet CIM criteria as an indicated mineral resource.

Disequilibrium

Evaluation of radiometric equilibrium was based on 258 drill holes, with natural gamma and USAT data, completed in 2011 which met the cutoff criteria utilized in the mineral resource calculation. While the average disequilibrium factor was slightly less than 1 (0.94), the disequilibrium factor varies by area, ranging from 0.84 to 1.04 with the higher factors corresponding to the more highly mineralized areas of the deposit. For the purposes of assessing the overall mineral resources for the Project, it is recommended no correction for radiometric equilibrium be applied.

Figure 14.3 shows the general distribution of disequilibrium conditions with respect to the areas of project mineralization.

Environmental Permitting and Other Relevant Factors

With regard to the socioeconomic and political environment, Wyoming mines have produced over 200 million pounds of uranium from both conventional and ISR mine and mill operations. Production began in the early 1950’s and continuing to the present. The state has ranked as the number one US producer of uranium since 1994. Wyoming is generally favorable to mine developments provided established environmental regulations are met (refer to “Wyoming Politicians, Regulators Embrace Uranium Miners With Open Arms”, Finch, 2006).

Mine development would require a number of permits depending on the type and extent of development, the major permits being the mining permit issued by the State of Wyoming Department of Environmental Quality, Land Quality Division and the Plan of Operations approved by the BLM. Mineral processing for uranium would require a source materials license from the US Nuclear Regulatory Commission. To the author’s knowledge, these environmental permits have not been obtained. To obtain these permits, it is likely that an EIS would be required.

Portions of the project area are split estate which means that the surface ownership is held privately while the minerals are federal. In these areas, agreements with surface owners will be necessary for mining. Such agreements are currently in place for the drilling.

Within the general project area and vicinity oil and gas wells and infrastructure exist. Currently the oil and gas wells and infrastructure are not in conflict with the known mineral resource areas. As federal lands are subject to multiple uses, there is a risk that future oil and gas development and/or related infrastructure could be in conflict with mineral development.

To the author’s knowledge, there are no other significant factors that may affect access, title, or the right to perform work on the property.

Figure 14.1: Juniper Ridge East GT Contour Map

Figure 14.2: Juniper Ridge West GT Contour Map

Figure 14.3: Radiometric Equilibrium

1.04
0.35
1.00
0.84
0.85

LEGEND

- DISEQUILIBRIUM FACTOR (DEF)>1.0
- DISEQUILIBRIUM FACTOR (DEF)<1.0
- DRILL HOLE WITH AVAILABLE DEF DATA
- RESOURCE AREA

1 inch = 800'

PREPARED FOR
ENERGY FUELS RESOURCES
227 Union Blvd. Suite 600, Lakewood, Co 80228

PREPARED BY
BRS INCORPORATED
1130 Major Avenue, Riverton, WY 82501

ENERGY FUELS RESOURCES
JUNIPER RIDGE PEA
CARBON COUNTY, WYOMING

DRAWING NAME: **RADIOMETRIC EQUILIBRIUM**

DRAWN BY: BSR	REVISION NO	DATE	BY	DRAWING SCALE: 1" = 800'
DATE DRAWN:				DRAWING NUMBER: 14.5
CHECKED BY: DLB				
DATE ISSUED:

Section 15 – Mineral Reserve Estimates

Mineral Reserves are not estimated herein.

Section 16– Mining Methods

16.1 Introduction

The PEA is based on open pit mining utilizing methodologies, equipment, and a generalized design criterion which has been employed at the site and similar sites in the past. Figure 16.1 depicts the overall conceptual mine layout. Conceptual mine designs were developed for three main areas. Mineral resources within the Juniper Ridge West area were incorporated in the MU pits. Mineral resources within the Juniper Ridge East area were incorporated in the PB or DC pits. Conceptual pit designs for the MU, PB, and DC areas are depicted in Figures 16.2 through 16.3, respectively.

16.2 Mineral Resources Used for PEA

This is a restricted disclosure as allowed under section 2.3(3) of NI 43-101 which includes a Preliminary Economic Evaluation (PEA). It is also preliminary in nature such that it includes portions of both indicated and inferred mineral resources, as reported in Section 14 of the report. The PEA is based on open pit mining and heap leach extraction of uranium values, utilizing methodologies, equipment, and a generalized design criterion which has been employed at the site and/or similar sites in the past but has not been specifically developed for the Project. Mineral resources are not mineral reserves and do not have demonstrated economic viability in accordance with CIM standards. Inferred mineral resources are too speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the outcomes estimated in the PEA will be realized.

The Indicated and Inferred Mineral Resources used in the PEA, Table 16.1, are fully included in the total Indicated and Inferred mineral resources reported in Section 14. They are that portion of the mineral resources which meet minimum cutoff criterion and are incorporated within conceptual mine designs, as further discussed herein. For conceptual mine design, mineral resources were subdivided into three main areas: PB, MU, and DC. The MU area corresponds with the Juniper Ridge West and the PB and DC areas correspond with the Juniper Ridge East.

Table 16.1 Mineral Resources Used in the PEA

Area	Total CY (x1,000)	Stripping Ratio (CY:Pounds)	Total Tons (x1,000)	Total Pounds (x1,000)	Average Grade (% eU3O8)
PB	14,837	5.6	1,816	2,668	0.073
MU	7,440	8.2	675	907	0.067
DC	14,295	9.1	1,512	1,577	0.052
Total Included in PEA	36,572	7.1	4,003	5,152	0.064

16.3 Determination of Mine Cutoff Grade

Mineral resources were calculated based on a minimum mining thickness of 2 feet; a minimum grade of 0.02 % eU3O8; and a minimum GT of 0.10. Conceptual mine designs focused on the areas with the most extensive mineralization and sought to identify areas with stripping ratios less than 15:1, expressed as cubic yards stripped to pounds contained, and average diluted grade of 0.05% eU3O8 or greater. The PEA shows total direct operating costs of approximately $42 per ton and capital costs of approximately $10 per ton. Based on a commodity price of $65 per pound, the overall breakeven grade would be approximately 0.05% eU3O8 or a GT of 0.10. Marginal costs, including only direct mining and mineral processing, are estimated at $31.45 per ton. Mineralized material encountered below the mine GT cutoff, which has to be excavated as part of the mine plan and would otherwise be disposed of as mine waste, could be salvaged at grades as low as a calculated breakeven grade of 0.035 % U3O8 based on the marginal costs. This grade is slightly more than the minimum grade criteria.

16.4 Selection of Mining Method

The PEA is based on open pit mining utilizing methodologies, equipment, and a generalized design criterion which has been employed at the site and similar sites in the past. Open pit mining has two major facets: primary stripping or the removal of overburden and the mining of the mineralized material as it is exposed by the stripping. Primary stripping would operate a single 10 hour shift per day on a continuous basis with each operator working approximately 240 of 260 available days per year or 2,400 hours. Mining would be accomplished on a similar single daylight shift. If it were necessary to increase production, it is recommended that the mining remain a daylight operation for grade control purposes but the days and shifts be extended during the late spring to late fall when weather conditions are more favorable.

Grade control during both stripping and mining operations will be a critical aspect of the project. This type of sandstone hosted uranium deposit may exhibit local variability in grade and thickness, and potentially variable radiometric equilibrium conditions. Cost allowances have been made in the PEA for 4 fulltime grade control persons under direction of the mine geologist, along with the requisite field radiometric scanning and rapid assay equipment.

16.5 Conceptual Mine Design

The conceptual mine designs utilized a 0.6:1 (horizontal to vertical) slope. This allows for a highwall cut at a 0.5:1 slope with 10 foot wide safety benches incorporated at 50 foot vertical intervals. Highwall heights range from less than 40 to slightly more than 200 feet. The open pit design employs similar design parameters and mining equipment configurations to those used successfully in past Wyoming conventional mine operations. Ramps were not specifically incorporated in the designs at this level of study because the pits are quite shallow on the northern or up dip side and will not add significantly to the estimated excavation volumes. Minimum turn radii and travel widths were held to 100 feet.

16.6 Geotechnical Considerations

Specific geotechnical studies relating to highwall stability were completed historically, but no recent studies have been completed. There are remnant highwalls at the site from past mining which have stood at a 0.5:1 slope aspect for more than 50 years. At the relatively shallow depths planned, the author considers highwall design criteria utilized for the PEA to be adequate for the level of investigation.

16.7 Pre-Production Mine Development

Pre-production expenses relate primarily to project design and permitting and include:

•	Project Development and Design
	o	Drilling and Reserve Definition
	o	Mine Planning
	o	Metallurgical Testing
	o	Plant and Heap Design
	o	Property Holding Costs
•	Project Permitting and Licensing
	o	Environmental Baseline
	o	State and BLM Mine Plan and Plan of Operations
	o	NRC Source Materials License

In the PEA, an allowance of approximately 4.2 million $US was included over a four year period leading up to the year of capital construction prior to initial production. This was based on the author’s recent experience with similar projects.

16.8 Mine Equipment

Mining equipment is summarized in Table 16.2 and includes: the stripping and mining equipment, support equipment, facilities, and a 15% contingency.

The primary stripping equipment includes two 637 and two 631 scrapers which will work in pairs. The 637 scrapers being a twin engine push-pull scrapers and the 631 single engine scrapers. In the paired configuration, the scrapers will predominantly self-load but may at times be assisted by dozers.

Mining will be accomplished in a selective manner utilizing a 3 CY excavator and articulated mine haul trucks. This equipment would be capable of working in tight areas and selectively excavating mineralized material in lifts of 2 feet or less, as necessary. A 6 CY wheel loader is also included for handling of mined material at the stockpile and as a backup for the excavator.

The mining and stripping crews will be supported by dozers, a motor grader, and water trucks. While this configuration would be adequate for the Project, alternative equipment configurations could be considered.

Table 16.2 Mine Equipment and Facilities

Capital Costs	units	unit cost	total costs

330LXLinkbelt	1	$135,700	$135,700
16MMotorGrader-	1	$744,000	$744,000
140Grader	1	$304,117	$304,117
D- 8TDozer-	2	$658,000	$1,316,000
A30DVolvoArticTruck	4	$225,400	$901,600
980WheelLoader-	1	$462,000	$462,000
637GScraper-	2	$1,400,000	$2,800,000
631GScraper	2	$1,000,000	$2,000,000
Water truck 3000gal	1	$100,000	$100,000
Water truck	1	$359,900	$359,900

Subtotal Major Equipment			$9,123,317

Mine Support vehicles
Fuel/lube truck	1	$155,000	$155,000
Mechanical service truck	1	$112,000	$112,000
Rubber tire backhoe Cat 414e	1	$60,000	$60,000
Pickup trucks, 4WD, ¾-ton	8	$29,000	$232,000
Shop equipment	1	$400,000	$400,000
Subtotal			$959,000

Facilities
Shop/Warehouse	1	$452,500	$452,500
Office	0	$339,600	$0
Lab Trailer	1	$50,000	$50,000
XRF	3	$50,000	$150,000
Dry room	0	$172,900	$0
Subtotal			$652,500

Total Capital			$ 10,734,817
Contingency 15%			$ 1,610,223

TOTAL OPEN PIT			$ 12,345,040

16.9 Mine Productivity and Reclamation

Given the conceptual nature of the mine design, specific haulage profiles and/or cycle times were not determined. However, given the shallow nature and proximity of the pits cycle times in the range of 6 to 8 minutes (load, haul, dump, and return) were estimated. The annual production schedule and profile requires approximately 4 million CY of primary stripping annually. At cycle times of 6 to 8 minutes and allowing for 90% utilization, between 2.9 and 3.8 scrapers, respectively, would be required. The PEA conservatively assumed 4 scrapers on annual basis providing some additional excavation capacity.

The mining configuration including the excavator (with the loader as backup) and 4 haul trucks has sufficient capacity to mine over 400 thousand tons per year, handle up the same volume of internal waste, and haul the mined product to the heap facility.

The stripping equipment would also be utilized for mine reclamation and closure during cessation of operations. The PEA allows that the entire volume of the first pit in each area would be temporarily stockpiled at the beginning of the operation in each area. Subsequent pits would then sequentially backfill previous pits and the stockpiled mine waste from the first pits would be utilized to reclaim the final pits in each area.

Although it would be possible for the on-site equipment to also reclaim the heap and mineral processing facility, this was estimated as a contracted operation in the PEA. Reclamation of the heap and mineral processing facility would include dismantling of the facilities, on-site disposal, cover, and sloping of the reclaimed heap and plant site to a geomorphically stable configuration. A cost allowance of some 6.8 million $ US has been included in the estimate for an approximate 70 acre site.

16.10 Labor and Personnel Requirements

Labor requirements for staff and mine operations are summarized in Table 16.3. The total mine labor force is estimated at 35 including staff positions. Where positions are shown as halftime time in the table, it was assumed that one individual would serve dual roles and/or be shared with other operating facilities. Costs in the PEA allow for a year-round operation 5 days per week or 260 days per year. However, to account for lost days due to factors such a weather conditions operating productivity was based on 240 days.

Table 16. 3 Labor Requirements

STAFF
General Project Manager	0.5
Mine Manager OP	1.0
Mine Leadman OP	1.0
Maintenance Leadman	1.0
Warehouse/clerk	1.0
Safety/personnel Manager	0.5
Environmental Engineer	0.5
Chief Mine Engineer	0.5
Chief Mine Geologist	0.5
RSO	1.0
Radiation Safety Technician	1.0
Surveyor	1.0
Engineering Technician	1.0
Secretary/Clerk	1.0
Accountant	0.5
TOTAL STAFF	12

LABOR
Equipment Operators	15
Mechanics	4
Grade Control	4
TOTAL LABOR	23

GRAND TOTAL PERSONNEL	35

16.11 Production Profile

Table 16.4 displays the production profile for a 10 year mine operation with a nominal production of approximately 400,000 tons per year, containing in excess of 500,000 pounds of uranium per year. To achieve this level of mine production, the annual stripping requirement averages 3.6 million cubic yards per year with a peak requirement of 4.3 million cubic yards.

Table 16.4 Production Profile - (Tons and Lbs x 1,000)

Pit	pits	yr 1	yr 2	yr 3	yr 4	yr 5	yr 6	yr 7	yr 8	yr 9	yr 10	TOTAL
PB 1C, MU 1B&C, MU 2	CY	2,505			400	1,756		1,186	1,186			
	TONS	193	193			193	83	47	47			
	LBS	312	312			257	110	85	85			
	Grade	0.081	0.081			0.066	0.066	0.091	0.091			
PB 1D, MU 1A	CY	1,000	2,522			600	2,312					
	TONS		226	226			305					
	LBS	-	336	336			369					
	Grade		0.074	0.074			0.061					
PB 3&4, DC 3, DC 1A&B, DC4C	CY			924	244		1,533	2,930	2,966	330	2,007	
	TONS			86	25		182	519	321	36	147	
	LBS			154	59		185	494	345	38	130	
	Grade			0.090	0.118		0.051	0.048	0.054	0.054	0.044	
PB 1E, DC 4A, DC 2	CY		1,000	1,535						4,012	517	
	TONS			128	128					275	34	
	LBS			173	173					341	42	
	Grade			0.067	0.067					0.062		
PB 1F	CY			1,000	2,303							
	TONS				255	170						
	LBS				336	224						
	Grade				0.066	0.066						
PB 2	CY				628							
	TONS				42							
	LBS				81							
	Grade				0.096							
PB 1B	CY					1,175						
	TONS					142						
	LBS					174						
	Grade					0.061						
TOTALS	CY	3,505	3,522	3,459	3,576	3,531	3,845	4,116	4,152	4,342	2,524	36,572
	TONS	193	420	441	451	505	570	566	368	310	181	4,003
	LBS	312	647	663	649	654	665	580	430	379	173	5,152
	Grade	0.081	0.077	0.075	0.072	0.065	0.058	0.051	0.059	0.061	0.048	0.064

Figure 16.1: Overall Conceptual Mine Layout

LEGEND
SECTION LINE
TOWNSHIP / RANGE LINE
PRIMARY ACCESS
PROPOSED PIT LOCATIONS
N
1,000'
0
500'
1,000'
1 inch = 1,000'
MU-1
SEE FIG.16.2
MU-2
SEE FIG.16.2
Juniper Ridge West
Juniper Ridge East
T.13N.
T.12N.
R.93W.
R.92W.
S36
S31
S1
S6
S31
S32
S6
S5
S32
S33
S5
S4
S1
S6
S12
S7
S6
S5
S7
S8
S5
S4
S8
S9
Poison Buttes Rd
County Road 144
PB-1
SEE FIG.16.3
PB-2
SEE FIG.16.3
PB-3
SEE FIG.16.3
PB-4
SEE FIG.16.3
DC-1
SEE FIG.16.4
DC-2
SEE FIG.16.5
DC-3
SEE FIG.16.5
DC-4
SEE FIG.16.5
DC-5
SEE FIG.16.5
PREPARED FOR
ENERGY FUELS RESOURCES
225 Union Blvd. Suite 600, Lakewood, Co 80228
PREPARED BY
BRS INCORPORATED
1130 Major Avenue, Riverton, WY 82501
ENERGY FUELS RESOURCES
JUNIPER RIDGE PEA
CARBON COUNTY, WYOMING
DRAWING NAME: CONCEPTUAL MINE LAYOUT OVERALL
DRAWN BY: CDS
DATE DRAWN: 9/12/13
CHECKED BY: DLB
DATE ISSUED: .
REVISION NO.
DATE
BY
DRAWING SCALE: 1"=1,000'
DRAWING NUMBER: 16.1

Figure 16.2: MU Pit Area

MU 1
MU 2
MU 1A
MU 1B
MU 1C
ENERGY FUELS RESOURCES
BRS

Figure 16.3: PB Pit Area

PB-1F
PB 1
PB 2
PB-1E
PB-1D
PB-1A
PB 3
PB-1B
PB 4
BRS
BRS

Figure 16.4: DC Pit Area 1 of 2

Figure 16.5: DC Pit Area 2 of 2

DC-1B
DC 4
DC-4A
DC 3
DC 2
DC-4C
DC-4B
DC 5
GT LEGEND
BRS

Section 17 - Recovery Methods

17.1 Summary

The planned uranium recovery method at the Juniper Project is conventional heap leaching which includes: the mobilization of uranium into solution from the mined material stacked on the heap pad via acid leaching, delivery of uranium rich solutions to a recovery plant (mill), and concentration of the uranium via Ion Exchange (IX).

Uranium recovery at Juniper Ridge will include the following processes:

  stacking of mined material on the heap leach pad;
  application of leach solution;
  collection of pregnant leach solution (PLS);
  filtering of sand and fines from PLS;
  IX to extract uranium from solution and load it on resin;
  Shipment of the loaded resin to EFR’s White Mesa Mill for stripping, precipitation, washing, drying, packaging, storage, and loading as yellowcake.

The uranium recovery or “milling” process equipment will be housed in a single building within the proposed mill boundary. Loaded resin will be produced on-site. Yellowcake processing, including precipitation, washing, drying, packaging, storage, and loading, will be completed off-site. Reagent storage and distribution systems will be located within or next to the process buildings.

Processing (‘milling’) begins as run-of-mine product is crushed and then stacked on the double lined heap leach pad using covered belt conveyors and a covered radial arm stacking (RAS) belt . The stacked mined material is leveled with low ground pressure equipment forming a “lift”. A protective layer of gravel is place on top of the lift to mitigate fugitive dust and transport of radio-particulates from the heap. A drip irrigation system using conventional plastic piping is then installed on top of the completed lift, and the heap is ready for the application of leach solutions.

The general flow of solutions and uranium within the heap and recovery plant is as follows:

  The process begins with the pumping of the refortified leach solution from the Barren Pond to the top of the heap where it is applied using drip emitters.
  The leach solution consists of water; an oxidizing agent (sodium chlorate, to convert the uranium to the soluble hexavalent state), and a complexing agent (sulfuric acid) to complex and solubilize the uranium.
  The result of the heap leach process is a pregnant leach solution (PLS) containing a mixture of uranyltrisulfate (UTS) and uranyldisulfate (UDS). PLS percolates through the stacked mined material via gravity drainage and is intercepted by the heap leach pad liner system and then gathered into collection pipes, which drain by gravity into the collection pond.

  The PLS is then pumped from the collection pond into the IX plant where the PLS is filtered to remove suspended particulates, and the uranium is loaded on the resin.
  The resulting uranium-depleted solution, called barren leach solution, flows by gravity from the IX plant to the barren pond. This barren solution is refortified with additional acid and oxidant and additional make-up water. It is then pumped back to the heap in a continuous cycle.
  Resin is shipped from the plant to EFR’s White Mesa Mill for final processing to yellowcake.

17.2 Heap Leach and Plant Capital Requirements

Given the level of study of the PEA, specific heap leach pad and plant designs have not been completed. Equipment requirements, types, and sizes have been estimated based on typical design parameters tailored to the production profile of the Project. The PEA presumes that the heap would be constructed in a single lift of approximately 15-25 feet in height over an approximate area of 69 acres.

Capital costs related to the heap leach including crushing, conveying, stacking, and lined leach pads and ponds based on is estimated at 7.66 million dollars US (M$US). Capital requirements for plant and equipment is estimated at 8.59 M$US as summarized on Table 17.1. Thus, total capital cost for the plant and heap are estimated at $16.25 M$US.

Table 17.1 – Heap, Plant and Equipment Capital Requirements

Heap Pad and Ponds
Site clearing and grubbing	$250,000
Subgrade	$198,000
Grading for perimeter and cell berms	$400,000
Fine-crushed waste liner bedding, per CY	$75,600
Crushed ore drainage aggregate, per CY	$129,600
Rip-Rap on runoff diversion channel	$115,500
Triple 60 mil HDPE liner, full pad	$6,300,000
Triple 60 mil HDPE liner, submerged PLS pond	$840,000
Perforated drainage pipe, per LF	$161,070
External ditches and piping	$145,000
Security fence	$108,000
Monitor wells	$23,000
Septic system w/leach field	$24,000
QA/QC	$55,000
Subtotal Directs	$8,824,770
EPCM @ 9%	$794,229
Contingency @ 20%	$1,764,954
TOTALS	$11,383,953

Table 17.1 Continued

Processing Facility
Powerline, 6 miles, 35 Kv	$600,000
Waterwells, 300 GPM	$37,500
Submersible pump	$70,000
Process water tank, steel, 24 'D x 21 'H	$80,000
Front-end loader	$795,000
Coarse ore bin with 12" x 12" bar grizzly, conv. pkg.	$68,400
Jaw crusher plant with vibrating screen and conveyor pkg.	$525,701
Secondary cone crusher with vibrating screen pkg.	$779,697
Transfer conveyor pkg. w/3 folding units	$126,500
Transfer conveyor pkg. w/2 folding units	$79,750
Radial stacker system, portable	$100,650
Belt scale	$16,500
Crushing plant control van	$321,750
Lime silo, 1,500 CF	$49,500
Lime feeder	$39,500
PLS sump pump	$84,000
IX resin adsorption column, code welded, dished heads	$500,000
Loaded resin transport containers, SS 316, 300 cubic foot	$100,000
Barren pond, 1 acre x 3' deep, lined	$75,000
Bleed cell,1 acre x 3' deep, double-lined	$150,000
Heap feed pump, VS, 200-800GPM @ 100' TDH	$240,000
Sulfuric acid mix tank w/mixer	$13,250
Reagent metering pumps	$14,000
Miscellaneous tools, sets	$2,000
Safety supplies, kit	$1,500
Shower and eye wash station	$102,600
Office trailer, furnished	$17,600
Auxiliary diesel generator, 100 Hp	$38,500
Area lighting	$20,000
SUBTOTALS	$5,048,898
EPCM @ 9% of installed cost	$454,401
Owner's costs, including resin fill	$750,000
Working capital @60 days' operating expense	$1,019,340
Freight	$55,000
Contingency @ 20%	$1,261,660
TOTALS	$8,589,298

TOTAL CAPEX
PROCESSING FACILITY	$19,973,251

17.3 – Labor and Operating Expenses

Labor and personnel requirements are summarized on Table 17.2 and are in addition to the Staff and mine workforce requirements summarized in Section 16.

Table 17.2 Labor and Personnel Requirements

				Daily
POSITION	NUMBER	ANNUAL	TOTAL	Cost
Operations supt./metallurgist	1	$142,000	$142000
Plant foreman	3	$89,100	$267300
Assayer	1	$94,000	$94000
Total salaried personnel	5		$503300
Crusher operator	3	$65,000	$195,000
Stacker operator	3	$60,000	$180,000
Pad operator	4	$58,000	$232,000
Pad helper	4	$52,000	$208,000
Loader operator	1	$65,000	$65,000
Plant mechanic	1	$89,100	$89,100
IX operator	2	$74,250	$148,500
Total hourly personnel	18		$1,117,600
TOTAL PAYROLL			$1,620,900	$4,500

Operating requirements and expenses are summarized in in Table 17.3.

Table 17.3 – Operating Expenses

ITEM	DAILY CONSUMPTION	PRICE	Cost/Day
Electrical energy, kWh	8,568	0.06	$514
Sulfuric acid, lb,@100lb/ton	138,600	0.075	$10395
Sodium chlorate	1,800	0.4	$720
Lime, lb, in bulk truck	20,000	0.12	$2400
DOWEX 21-Kresin, cubic feet	1	825	$825
Lubricants, US gal	10	7.5	$75
Diesel fuel, US gal	200	3.55	$710
Laboratory reagents, supplies	1	600	$600
Maintenance and repair parts		750	$750
TOTAL Daily			$16,990

In summary, total OPEX including labor is estimated at 21,490 $US per day.

Section 18 - Project Infrastructure

Access

The Project is located 6 to 10 miles west of Baggs, Wyoming and approximately 3 miles north of the Colorado-Wyoming border. (Refer to Figure 5.1 – Location and Access Map) The Project is accessible via two-wheel drive on existing county and two-track roads by proceeding one mile north of Baggs, Wyoming on Highway 789, then west on Carbon County Road 144 (Poison Buttes Road), towards Poison Buttes approximately 6 miles where the road crosses the Project for the next 4 miles. The site is generally accessible year-round.

Power and Utilities

Utility services including natural gas, electricity, and communications are located in Baggs, Wyoming 6 miles from the eastern boundary of the Project. Gas pipelines crossing the project area are shown on the base map.

Process Water

Detailed investigation of potential water sources has not been completed. Water supply could be obtained from locally permitted and constructed wells or from surface water sources including the Little Snake River approximately 3 miles south of the project area. Water rights for both surface and ground water are administered by the Wyoming State Engineer’s Office and are subject to prior water rights.

Mine Support Facilities

Mine support facilities will consist of an office, mine shop, and warehouse, and a dry facility. In consideration of the remoteness of the site and the potential for hazardous winter driving conditions, emergency stores of non-perishable food and water will be kept on-site along with portable cots, should it be necessary for personnel to remain on-site during such conditions.

Public Safety and Facility Maintenance

Access to the site will be controlled where appropriate. The mine facility will be regulated by MSHA. Any persons wishing to enter the facility will be required to complete safety training as required by regulations and be equipped with appropriate Personal Protective Equipment (PPE) depending on which areas they wish to enter. Access to the mineral processing facility and heap leach will be restricted in accordance with NRC regulations and license conditions. Once leaching is fully completed the spent material will be considered mill tailings and will be reclaimed in place in accordance with NRC regulations and license conditions.

Figure 18.1: Site Access and Utilities

VICINITY MAP NOT TO SCALE
UTAH
COLORADO
SOUTH DAKOTA
NEBRASKA
T. 13N., R.92W.
T. 13N., R.91W.
T. 12N., R.92W.
Juniper Ridge West
Juniper Ridge East
Poison Buttes Rd
County Road 144
WYW162129
BAGGS
RAWLINS
LEGEND
SECTION LINE
TOWNSHIP / RANGE LINE
PRIMARY ACCESS
ROAD OTHER / 2 TRACK
PROPOSED PIT LOCATIONS
PROJECT AREA
EXISTING G/S
1 inch = 4,000'
PREPARED FOR
ENERGY FUELS RESOURCES
PREPARED BY
BRS INCORPORATED
ENERGY FUELS RESOURCES
JUNIPER RIDGE PEA
CARBON COUNTY, WYOMING
SITE ACCESS AND UTILITIES
181

Section 19 - Market Studies and Contracts

Uranium Market and Price

Uranium does not trade on the open market and many of the private sales contracts are not publically disclosed. Monthly long term industry average uranium prices based on the month-end prices are published by Ux Consulting, LLC, and Trade Tech.

As shown on Figure 19.1, the current spot price is less than the long term contract price. However, during periods when the spot price rises, such as the peaks in 2007 and 2011, the spot price equals or exceeds the long term price. Spot prices apply only to marginal trading and usually represent less than 20% of supply (World Nuclear Association, 2013). Thus, the author recommends use of long term uranium pricing in the PEA.

Figure 19.1: Uranium Price History

(http://world-nuclear.org/info/Nuclear-Fuel-Cycle/Uranium-Resources/Uranium-Markets/)

Tables 19.1 and 19.2, show the monthly long-term and spot uranium prices, respectively. (Trade Tech, 2013).

Table 19.1: Long Term Uranium Price*

Long Term Uranium Price*

	2009	2010	2011	2012	2013
Jan	$ 69.00	$ 60.00	$ 70.00	$ 61.00	$ 57.00
Feb	$ 69.00	$ 60.00	$ 70.00	$ 60.00	$ 57.00
Mar	$ 69.00	$ 60.00	$ 68.00	$ 60.00	$ 57.00
Apr	$ 69.00	$ 60.00	$ 68.00	$ 61.00	$ 57.00
May	$ 65.00	$ 60.00	$ 68.00	$ 61.00	$ 57.00
Jun	$ 65.00	$ 60.00	$ 68.00	$ 61.00	$ 57.00
Jul	$ 65.00	$ 60.00	$ 68.00	$ 61.00	$ 54.00
Aug	$ 65.00	$ 60.00	$ 65.00	$ 60.00	$ 53.00
Sep	$ 65.00	$ 62.00	$ 63.00	$ 61.00	$ 51.00
Oct	$ 65.00	$ 62.00	$ 63.00	$ 59.00	$ 50.00
Nov	$ 60.00	$ 65.00	$ 62.00	$ 59.00	$ 50.00
Dec	$ 60.00	$ 67.00	$ 61.00	$ 57.00	$ 50.00
Average	$ 65.50	$ 61.33	$ 66.17	$ 60.08	$ 54.23
Average long-term price 2009 through 2013-					$ 61.46

Table 19.2: Spot Uranium Price*

Spot Uranium Price*

	2009	2010	2011	2012	2013
Jan	$ 47.00	$ 42.25	$ 72.25	$ 52.25	$ 43.75
Feb	$ 44.00	$ 40.50	$ 69.50	$ 52.00	$ 42.00
Mar	$ 42.00	$ 41.75	$ 58.50	$ 51.10	$ 42.25
Apr	$ 45.00	$ 41.75	$ 55.00	$ 51.50	$ 40.50
May	$ 49.00	$ 40.75	$ 56.50	$ 51.25	$ 40.40
Jun	$ 51.00	$ 41.75	$ 51.50	$ 50.75	$ 39.55
Jul	$ 47.00	$ 45.25	$ 52.00	$ 49.50	$ 35.00
Aug	$ 46.00	$ 45.50	$ 49.25	$ 48.00	$ 34.00
Sep	$ 43.00	$ 46.75	$ 52.00	$ 46.50	$ 35.00
Oct	$ 46.50	$ 52.00	$ 51.75	$ 41.00	$ 34.25
Nov	$ 45.25	$ 60.25	$ 51.50	$ 42.50	$ 36.08
Dec	$ 44.50	$ 62.00	$ 52.00	$ 43.25	$ 37.50
Average	$ 45.85	$ 46.71	$ 55.98	$ 48.30	$ 38.07
Average spot price 2009 through 2013-					$ 47.37

*As quoted by TradeTech, 2013

http://www.uranium.info/

Thus, in a 5-year look-back from 2009 to the present, average uranium prices have been $47.37 per pound for spot delivery to $61.46 per pound for long-term delivery. More recently, in 2013, the average spot price was $38.07 and the average long-term price was $54.23. Near- to mid-term uncertainty has created recent weakness in uranium markets. The shutdown of reactors in Japan, building inventories, and a general lack of demand has been largely to blame for this near-term price weakness. However, longer-term market fundamentals in the uranium sector remain strong. Nations around the World, led by China, are building new nuclear reactors. Yet, current weakness in uranium prices is leading to new uranium projects being deferred or canceled. Indeed, the World Nuclear Association reports that there are now 70 nuclear reactors under construction around the World right now. In addition, Japan has signaled that it will restart many of their reactors in the coming years, with several potentially restarting in 2014. As a result, though predicting spot- and long-term prices is speculative, many analysts expect rising spot- and long-term prices in the coming years (Ux Consulting, 2013).

Ux Consulting Company, a leading source of consulting, data services and publications on the global nuclear fuel cycle markets, has published expected mid-range spot prices that average $70/lb. during the 10-year life of the Juniper Ridge Project, assuming production from 2018 to 2027. The Ux mid-point prices range from $55/lb. in 2017 to $77/lb. in 2025, (Ux consulting, 2013). However, Ux Consulting does not forecast prices beyond 2025. As a conservative estimate, the author has used $77/lb after 2025, the 11th year of the project, without escalation.

As a result, the author recommends utilizing a uranium price of $65/lb. as a base case in the PEA. The author believes this number is appropriate and conservative, as it is some 7% lower than the prices forecast by Ux Consulting.”

Section 20 - Environmental Studies, Permitting, and Social or Community Impact

Uranium mining at Juniper Ridge occurred from the mid-1950s through 1964 prior to the passage of either the Wyoming 1969 Open Cut Reclamation Act or the 1973 Wyoming Environmental Quality Act. A substantial amount of reclamation has since been performed at the property by mining companies and by the WDEQ/AML. WDEQ/AML can remediate hazard and reclaim mined lands which were disturbed prior to the passage of the federal Surface Mining Control and Reclamation Act of 1977.

The Juniper Ridge Project is situated on a mixture of private fee land with federal mineral rights, federal land and minerals administered by the BLM, and State Trust lands with state-owned minerals administered by the State of Wyoming.

Because of this mixture of land and mineral ownership and because the proposed mineral processing facility is licensed by NRC, a number of state and federal agencies are involved in the permitting and licensing of this project. WDEQ/LQD is the lead agency for the State of Wyoming, though other state agency approvals are necessary. The primary federal agencies involved include: the BLM, NRC and U.S. Environmental Protection Agency (EPA). In addition, County approvals for construction are also required.

BLM and Wyoming have established a Memorandum of Understanding (MOU) that allows WDEQ/LQD to issue the Mine Permit for both state and BLM lands while the BLM administers the National Environmental Policy Act (NEPA) for activities and impacts to the federal lands based on a Plan of Operations (POO) prepared by the permitee. The BLM also comments on the mining, milling, and reclamation activities proposed in the Mine Permit.

No potential social or community related requirements, negotiations, and/or agreements are known to exist with local communities and/or agencies other than those discussed herein.

The permitting and licensing requirements for this project, as discussed herein, are substantial as they are for any similar project in the US. To the author’s knowledge there are no identified environmental conditions that would materially affect the development of the project.

Environmental Studies

An Environmental Report was completed in the 1980s by Dames and Moore on behalf of AGIP Mining. To the author’s knowledge, this data is not available. Only limited environmental studies, relating primarily to drilling permits, have been completed recently on the Project.

Carbon County

Construction permits for buildings and septic systems will be required. The County permits are not anticipated to present technical or time critical issues in the development of the Project.

Wyoming Land Quality Division

A Mine Permit will be required by WDEQ/LQD. Under the MOU with BLM, WDEQ will formally approve the Mine Permit update after formal concurrence by BLM. No mine permit application has been submitted. Once the mine permit is granted bonding for the reclamation of the first year’s activities will be required. The bond is then updated annually to reflect reclamation requirements.

Wyoming Abandoned Mine Land Division

The WDEQ/AML program does not administer any licenses or permits directly related to the mining or milling activities. However, the AML program has completed mine land reclamation at the site in the past and has a current project to investigate remaining mine disturbance for possible future AML action.

Wyoming Air Quality Division

The Wyoming Air Quality Division (WAQD) administers the provisions of the Clean Air Act as delegated to the state by EPA Region VIII. No permit application has been submitted.

Wyoming Water Quality Division

Discharges to surface water, if needed as part of the mine dewatering and mine water management program, are permitted by the State of Wyoming under authority delegated by EPA Region VIII for the National Pollution Discharge Elimination System (NPDES) program. Currently, water produced from mine dewatering is expected to be 100-percent consumed for mineral processing and dust suppression. A WPDES permits application may be developed at a later date should the dewatering of the deeper underground levels produce more water than can be consumed by the mining and processing operations.

Wyoming State Engineers Office

The Wyoming State Engineers Office (SEO) is responsible for permitting of wells and impoundments, and issuance and modification to water rights. No permit applications relative to water rights have been submitted.

U.S. Bureau of Land Management

The BLM will require a Plan of Operations for mining in coordination with WDQ/LQD. BLM will likely require an EIS, separate from the NRC’s EIS and NEPA process. No applications have been submitted.

U.S. Nuclear Regulatory Commission

The NRC regulates source material within Wyoming and will require a Source Material License for the processing of uranium at the site. No application has been submitted. The NRC will require bonding for the estimated closure and reclamation of that portion of the site associated with the processing of uranium as defined in the Source Materials License.

U.S. Environmental Protection Agency

The EPA oversees compliance with 40 CFR Part 61 subpart W, radon emissions from tailings. No applications have been filed.

Social and Community Relations

Carbon County has a substantial mineral resource industry including coal mining and other minerals. Oil and Gas development is also prevalent in Carbon County and in the vicinity of the Project with wells and a gas pipeline within the general project area. The author is not aware of any specific social or community relations issues which would adversely affect the project.

Closure and Reclamation Plans

The land encompassing the Project area is currently used for livestock grazing, wildlife habitat, and recreation (primarily hunting). The reclamation plan will return the areas disturbed by the Project to the same pre-mining uses. Reclamation bonds will be in place prior to startup for both the mining and processing areas of the project, in accordance with state and federal requirements.

Solid and liquid wastes from the processing of uranium will be managed on site. Upon closure, liquid wastes will either be a) stabilized and placed in the spent heap leach pad or b) evaporated on the heap leach pad surface prior to closure. Process buildings and equipment that cannot be released from the site, will be decommissioned, sized, and then placed in the spent heap, according to NRC guidance. The heap leach pad and associated ponds will then be encapsulated within an engineered cover that is designed to minimize radon emissions and water infiltration. The disposal cell will then be monitored until the site meets DOE’s requirements for long-term stewardship.

Section 21 - Capital and Operating Costs

Project cost estimates are based on a conventional open pit mine operation with on-site heap leach extraction. It is anticipated that the project will not produce a final product, i.e., but will operate as a satellite facility for shipping loaded resin to another facility. For the PEA it was assumed that resin would be shipped to the planned EFR’s White Mesa.

All costs are estimated in constant 2013 US Dollars. Operating (OPEX) and Capital (CAPEX) costs reflect a full and complete operating cost going forward including all pre-production costs, permitting costs, mine costs, and complete reclamation and closure costs for of the mine. CAPEX does not include sunk costs or acquisition costs.

Mining and mineral recovery methods are described in Sections 16 and 17, respectively. The mine production profile is discussed in Section 16.11. Table 21.1 provides a summary of CAPEX.

Table 21.1: Capital Cost Summary ($ x 1,000)

Capital Expenditures:	YEAR -4	YEAR -3	YEAR -2	YEAR -1	STARTUP	TOTAL
Baseline and Permitting		$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 4,000
Pre-Development Project Design	$ 83	$ 250	$ 250	$ 500		$ 1,083
Annual Holding Costs	$ 32	$ 32	$ 32	$ 32		$ 127
OP Mine Equipment					$ 10,492	$ 10,492
Office, Shop, Dry					$ 1,853	$ 1,853
Mineral Processing					$ 19,973	$ 19,973
TOTAL	$ 115	$ 1,282	$ 1,282	$ 1,532	$ 33,318	$ 37,528

Operating cost estimates are based on a conventional open pit mine with heap leach processing. Operating cost estimates were based upon vendor quotations, published mine costing data, and contractor quotations. Such estimates were generally provided for budgetary purposes and considered valid at the time the quotations were provided. In all cases, appropriate suppliers, manufacturers, tax authorities, smelters, and transportation companies should be consulted before substantial investments or commitments are made.

Operating costs were estimated for the following major items and are summarized on Table 21.2:

  Mine Operating Expenses
  Reclamation and Closure
  Reclamation Bond
  Taxes and Royalties
  Transport of Resin to White Mesa
  Allocated Costs for Final Processing at White Mesa

Note: The loaded resin could be shipped for final processing to other central processing facilities.

TABLE 21.2.1 – OPERATING COST SUMMARY
($ x 1,000)

Section 22 – Economic Analysis

Financial evaluations that follow represent constant US dollars and a commodity price of $65.00 per pound of uranium as discussed in Section 19. As previously stated, all costs are forward looking and do not include any previous project expenditures or sunk costs. Operating costs include all direct taxes and royalties, as discussed in Section 21, but do not include US corporate income tax.

Estimation of US corporate income tax is difficult as income tax relates to the overall income and expenses of the reporting entity not a specific project. However, to evaluate the economics of the Juniper Ridge project, post corporate taxes, it was treated as a stand-alone project. This analysis reflects the most amount of taxes that would be due if the project alone were subject to U.S. income tax. Due to the favorable regular tax depletion deduction, most mining companies' effective tax rate is the Alternative Minimum Tax (AMT) rate. The regular tax percentage depletion deduction for uranium is equal to the lessor of 22% of gross revenue or 50% of taxable income after loss carry-forwards. In most cases, 50% of taxable income is less than 22% of gross revenue. Thus, the percentage depletion deduction is equal to 50% of taxable income which reduces the effective regular federal tax rate from 35% to 17.5% . As the AMT rate is 20% and a taxpayer is subject to the larger of AMT or Regular tax, the AMT rate of 20% becomes the effective rate. The Juniper Ridge property is located in WY which has no state income tax so the combined Federal and state rate remains at 20%. (Beck, 2014)

It is likely however that the actual amount of cash taxes paid as a result of this project would be significantly less than the 20% AMT rate due to the following:

  Juniper Ridge is included in the Strathmore Resources (US) Ltd. corporate income tax return which has loss carry-forwards available to offset future income.
  Strathmore Resources (US) Ltd. may generate additional losses during the time frame of this model (2014-2030) from other development projects that produce losses that would be net against the income from Juniper Ridge.
  In addition, head office/general and administrative costs would be allocated to the project as part of a complete legal entity tax return and would reduce the actual cash taxes paid.

Net Present Value (NPV) is calculated at a range of discount rates as shown both pre and post US corporate federal income tax. Table 22.1 summarizes the pre and post corporate income tax estimated internal rate of return (IRR) and net present value (NPV). Subsequent sensitivity analysis is provided for commodity price and other factors and was completed as a pre-tax analysis although the relative sensitivity would be similar for post-tax. Detailed Cash Flow analysis is provided in Table 22.4 at the end of this section.

Table 22.1: Economic Criterion

Juniper Ridge Project	PRE US INCOME TAX	POST US INCOME TAX
IRR	26%	22%
NPV 5%	$ 41,775	$ 32,093
NPV 8%	$ 28,696	$ 21,255
NPV 10%	$ 22,115	$ 15,846
NPV 12%	$ 16,842	$ 11,544

Sensitivity to Price

Sensitive to commodity prices is shown in Table 22.2.

Table 22.2: Sensitivity to Price

Juniper Ridge Project	($ x 1,000)
U Price	$55/lb	$65/lb	$75/lb
Discount Rate
NPV 5% ($ x1,000)	$ 16,204	$ 41,775	$ 67,346
NPV 8% ($ x1,000)	$ 9,200	$ 28,696	$ 48,192
NPV 10% ($ x1,000)	$ 5,736	$ 22,115	$ 38,493
NPV 12% ($ x1,000)	$ 3,014	$ 16,842	$ 30,671
IRR	15%	26%	35%

Sensitivity to Other Factors

Sensitivity of the projected IRR and NPV, with respect to key parameters other than price as previously shown, is summarized in Table 22.3. The sensitivity analysis shows that the project is not highly sensitive to minor changes in OPEX and/or CAPEX. With respect to mine recovery and process recovery, the sensitivity is similar to that of uranium price in that much of the same costs are incurred and any variance in mine recovery affects gross revenues either positively or negatively. The project is roughly twice as sensitive to variances in mine recovery and/or process recovery as it is to variance in OPEX or CAPEX.

Mine recovery is highly dependent upon grade control and mining selectivity. The mine plan, equipment selection, and personnel allocations included in the cost estimate provide for selective mining and tight grade control in recognition of this factor.

Process Recovery is based on a loss of 0.01 % U3O8 (including solid and liquid losses). This yields an average percent recovery of 84.5% which is conservative in comparison to historic data as summarized in Section 13.

Table 22.3: Sensitivity Summary

Parameter	Change from Base Case	Change in IRR	Change in NPV at 8% discount
Mine Recovery	10%	7%	$ 12.0 million
Process Recovery	10%	6%	$ 11.8 million
CAPEX	10%	2%	$ 2.6 million
OPEX	10%	4%	$ 7.9 million

Payback Period

Capital investment was assumed to begin three years prior to startup to include such items as: exploratory drilling, environmental baseline studies, engineering and design related studies, and permitting and licensing. Once in operation the Project has a positive cumulative cash flow three years after the project startup, in constant dollars, refer to Table 22.4, Cash Flow.

Cautionary Note:

This is a restricted disclosure as allowed under section 2.3(3) of NI 43-101 which includes a PEA. It is preliminary in nature in that it includes a portion of the inferred mineral resources, as reported in Section 14 of the report. The PEA is based on open pit mining and heap leach extraction of uranium values, utilizing methodologies, equipment, and a generalized design criterion which has been employed at the site and/or similar sites in the past but has not been specifically developed for the Project. Mineral resources are not mineral reserves and do not have demonstrated economic viability, in accordance with CIM standards. Inferred mineral resources are too speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the outcomes estimated in the PEA will be realized.

Table 22.4 Cash Flow

TABLE 22.4 - CASH FLOW	Totals	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	Totals	$/lb
Juniper Ridge Open Pit		Strip Ratio																		
Tons of resource mined	4,003					-	193	420	441	451	505	570	566	368	310	181			4,003	
Pounds Contained	5,152					0	312	647	663	649	654	665	580	430	379	173			5,152	
Mined Grade % U3O8	0.064						0.081	0.077	0.075	0.072	0.065	0.058	0.051	0.059	0.061	0.048			0.064	
Cubic Yards stripped	36,572	7.10	Cy : lbs			0	3,505	3,522	3,459	3,576	3,531	3,845	4,116	4,152	4,342	2,524			36,572	
Reclamation CY	6,195															1,858	4,336		6,195	
Tons Ore Processed	4,003						193	420	441	451	505	570	566	368	310	181			4,003	
Pounds Contained	5,152						312	647	663	649	654	665	580	430	379	173			5,152	
Plant feed, % U3O8	0.064						0.081	0.077	0.075	0.072	0.065	0.058	0.051	0.059	0.061	0.048				
Recovery U3O8 (0.01 constant loss)	0.845					0	0.876	0.870	0.867	0.861	0.846	0.829	0.805	0.829	0.836	0.791				
Pounds U3O8 recovered	4,351						273	563	575	559	554	551	467	357	317	136			4,351	
U3O8 price/pound	$ 65.00						65	65	65	65	65	65	65	65	65	65	65			
GROSS REVENUES							17,745	36,609	37,349	36,328	35,979	35,812	30,331	23,200	20,617	8,867	-		282,838	
Direct Costs:																				
Surface Mine																				
Strip - Company	$ 1,909					954	1,909	1,909	1,909	1,909	1,909	1,909	1,909	1,909	1,909	1,909	1,909		21,951	5.04
Support Equipment	$ 817					409	817	817	817	817	817	817	817	817	817	817	817		9,398	2.16
Mining	$ 885					-	885	885	885	885	885	885	885	885	885	442			8,405	1.93
Staff	$ 967					483	967	967	967	967	967	967	967	967	967	967	967	483	11,602	2.67
Total Surface Mine	$ 4,578					**1,846**	**4,578**	**4,578**	**4,578**	**4,578**	**4,578**	**4,578**	**4,578**	**4,578**	**4,578**	**4,136**	**3,693**	**483**	51,356	11.80
Reclamation and Closure																				
NRC Annual Inspection Fees						40	40	40	40	40	40	40	40	40	40	40	40	40	520	0.12
Mine Reclamation	Included with Stripping					-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Final Grading and Revegetation	per acre	$1,000								200			200		200	2,787.63	200	200	3,788	0.87
Plant Decommissioning and Reclamation																		6,808	6,808	1.56
Total Reclamation and Closure						**40**	**40**	**40**	**40**	**240**	**40**	**40**	**240**	**40**	**240**	**2,828**	**240**	**7,048**	11,116	2.55
Heap Leach																				
Fixed Costs per year	$ 7,822	per yr				-	7,822	7,822	7,822	7,822	7,822	7,822	7,822	7,822	7,822	3,911			74,308	17.08
																				-
Total Heap Leach						-	**7,822**	**7,822**	**7,822**	**7,822**	**7,822**	**7,822**	**7,822**	**7,822**	**7,822**	**3,911**	-	-	74,308	17.08
																				-
Reclamation Bond with 40% collateral	$ 15,000	bond, 2% fee				**6,300**	**300**	**300**	**300**	**300**	**300**	**300**	**300**	**300**	**300**	**300**	**300**	**(6,700)**	3,900	0.90
Taxes & Royalties																				
Gross Products tax per/lb	by price	per pound	$ 2.12			-	579	1,194	1,218	1,185	1,173	1,168	989	757	672	289	-	-	9,225	2.12
Severance Tax per/lb	by price	per pound	$ 1.09			-	298	615	627	610	604	602	510	390	346	149	-	-	4,752	1.09
Claim royalties (UG)	rec. lbs. x price		$ -			-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
																				-
Total Taxes and Royalties						-	**877**	**1,809**	**1,845**	**1,795**	**1,778**	**1,770**	**1,499**	**1,146**	**1,019**	**438**	-	-	13,977	3.21
Transport Resin to White Mesa Mill		per pound	$ 0.70				**191**	**394**	**402**	**391**	**387**	**386**	**327**	**250**	**222**	**95**	-	-	3,046	0.70
White Mesa Resin/Packaging Cost		per pound	$ 2.60				**710**	**1,464**	**1,494**	**1,453**	**1,439**	**1,432**	**1,213**	**928**	**825**	**355**	-	-	11,314	2.60
TOTAL DIRECT COSTS						**8,186**	**14,517**	**16,407**	**16,481**	**16,579**	**16,344**	**16,327**	**15,978**	**15,064**	**15,006**	**12,062**	**4,233**	**1,831**	169,015	38.84
Cash Flow						**(8,186)**	**3,228**	**20,202**	**20,867**	**19,749**	**19,635**	**19,486**	**14,353**	**8,136**	**5,612**	**(3,195)**	**(4,233)**	**(1,831)**	113,822	
Capital Expenditures:																				
Permitting (NRC, BLM, and WDEQ)			1,000	1,000	1,000	1,000													4,000	0.92
Pre-Development Mine Design		83	250	250	500														1,083	0.25
Holding Costs		32	32	32	32														127	0.03
OP Mine Equipment						10,492													10,492	2.41
Office, Shop, Dry, and support						1,853													1,853	0.43
Mineral Processing						19,973													19,973	4.59
TOTAL CAPITAL EXPENDITURES		**115**	**1,282**	**1,282**	**1,532**	**33,318**	-	-	-	-	-	-	-	-	-	-	-		37,528	8.62
NET CASH FLOW PRE TAX		**(115)**	**(1,282)**	**(1,282)**	**(1,532)**	**(41,505)**	**3,228**	**20,202**	**20,867**	**19,749**	**19,635**	**19,486**	**14,353**	**8,136**	**5,612**	**(3,195)**	**(4,233)**	**(1,831)**	76,295	
CUMULATIVE NET CASH FLOW:		(115)	(1,397)	(2,678)	(2,928)	(42,901)	(39,673)	(19,471)	1,396	21,145	40,780	60,265	74,618	82,755	88,367	85,172	80,939	79,108		
CORPORATE TAXES AS STAND ALONE PROJECT																				
Amortization/Depreciation of Capital Expenditures		12	140	267.80	420.95	3,752.78	3,752.78	3,752.78	3,752.78	3,752.78	3,752.78	3,741.28	3,613.13	3,484.98	3,331.83				37,528	
Taxable Income before Percentage Depletion		(12)	(140)	(268)	(421)	(11,939)	(525)	3,145	17,115	15,996	15,882	15,744	10,740	4,652	2,280	(3,195)	(4,233)	(1,831)	76,295	
Cash Taxes using Effective rate of 20% - see note below		-	-	-	-	-	-	629	3,423	3,199	3,176	3,149	2,148	930	456	(639)	(847)	(366)	15,259	
NET CASH FLOW POST TAX		(115)	(1,282)	(1,282)	(1,532)	(41,505)	3,228	19,573	17,444	16,550	16,459	16,336	12,205	7,206	5,156	(2,556)	(3,386)	(1,465)	61,036	
CUMULATIVE NET CASH FLOW:		(115)	(1,397)	(2,678)	(4,210)	(45,714)	(42,486)	(22,913)	(5,469)	11,081	27,540	43,876	56,081	63,287	68,443	65,887	62,501	61,036		

Section 23 – Adjacent Properties

The nearest and most similar adjacent property is the Maybell/Lay area located approximately 36 air miles (55 road miles) SSW near the community of Maybell, Colorado. Uranium mineralization is hosted in the Browns Park Formation. The genesis of uranium mineralization at Maybell is very similar to that of the mineralization found at Juniper Ridge (Vine and Prichard, 1954).

Mining in the Maybell area was conducted using open pit methods by Trace Elements Corporation who was later acquired by UCC. The uranium mill at Maybell was operated under an AEC uranium concentrate purchase contract executed November 5, 1956. The Maybell mill facility was shut down in October, 1964 and decommissioned (Albretsen and McGinley 1982). Subsequently, the facility was re-opened for a brief period in the late 1976 and operated through1981 as heap leach facility processing low grade mineralized stockpiles and newly mined material. The heap leach facility used acid leach with solvent extraction, producing a uranium rich resin which was shipped to UCC’s Gas Hills, Wyoming facility for final beneficiation (personal knowledge of the author employed by UCC at the time).

The Maybell mill processed some 2.3 million tons of material containing 4.57 million pounds of uranium at an average grade of 0.098% U3O8. The facility recovered just over 4 million pounds of uranium (Albretsen and McGinley 1982). The heap leach facility produced approximately 1 million additional pounds of uranium. (Personal knowledge of the author employed by UCC during the time of this operation as a staff member of the Gas Hill operations to which the Maybell heap leach facility was a tributary operation.)

 Mineral claims in the Maybell area are currently held by Oregon Energy a US subsidiary of Energy Ventures of Australia. (http://www.energyventures.com.au/projects/projectsoregon.html)

Section 24 – Other Relevant Data and Information

Molybdenum is known to be associated with the uranium mineralization at Juniper Ridge. Earlier studies (Pincock, Allen, & Holt, 1978) included recovery of molybdenum as a co-product. Later studies (Pincock, Allen, & Holt, 1986) did not. Whether molybdenum is recovered as a co-product or not, due consideration should be given to its presence, with respect to process design, as it may affect uranium recovery under certain circumstances. Most of the historic assay data with respect to molybdenum concentrations is not available. It is recommended that whenever physical samples are analyzed for uranium, analysis for other constituents including molybdenum, selenium, arsenic, and carbonates be completed. The presence or absence of these constituents may have implications for process design and/or tailings management.

Substantial data was once developed with respect to ground water conditions. Currently available data and reports have very little information in this regard. Based on the author’s personal work experience on the Project, the water table is relatively shallow, less than 100 feet from the surface. The Browns Park Formation is a single unconfined aquifer with low permeability and transmissivity due to the interstitial clay content. Water quality generally meets Wyoming standards for livestock but does not meet drinking water standards. Additional and current data relative to ground water conditions, water levels, water quality, and flow rates is needed for project design and ultimate environmental permitting. To the extent possible, a zero discharge facility should be considered in the design process.

Within and adjacent to the Project, there is oil and gas development. Oil and gas are leasable commodities whose rights are independent of the uranium mineral rights, which are locatable under US laws and regulations. While neither mineral should preclude the development of the other, the presence of the oil and gas development may limit access and/or impact activities such as ground water monitoring. It is recommended that the oil and gas lessees be contacted as to potential conflicts and to gain a full understanding of their processes, as they may affect environmental baseline and monitoring programs. Oil and gas development in the vicinity of the Project is at depths in excess of 2,500 feet in geologic formations separate from the Browns Park. Search of the Wyoming Oil and Gas Commission website (http://wogccms.state.wy.us/) shows one well with log data located in the SE, SW of Section 28, Township 13 North, Range 92 West. This well, North Gamblers Fed 30-28, was completed to a depth of 8,700 feet and targeted potential oil and gas in the Fort Union, Lance, Fox Hills, and Lewis Shale formations. Other shallower wells are located in the vicinity, but no log data is available.

Section 25 – Interpretation and Conclusions

Based on density of drilling and verification drilling completed in 2011 and 2012, the mineral resource estimate meets the criteria for either Indicated Mineral Resources, as shown in Table 1.1, or Inferred Mineral Resources, as shown on Table 1.2, in accordance with the CIM Standards on Mineral Resources and Reserves. No current Pre-Feasibility Study or Feasibility Study has been completed for the Project. Thus, no Mineral Reserves are stated.

The base case for the PEA considers open pit mining in conjunction with on-site heap leach processing, producing an intermediate uranium concentrate in the form of loaded resin which would then be shipped to EFR’s White Mesa mill for final processing. Given the assumptions described herein, the PEA demonstrates a positive return on investment. Further studies may also consider alternatives of on-site upgrading with off-site processing.

This is a restricted disclosure as allowed under section 2.3(3) of NI 43-101 which includes a PEA and is preliminary in nature, such that it includes a portion of the inferred mineral resources as reported in Section 14 of the report. The PEA is based on open pit mining and heap leach extraction of uranium values, utilizing methodologies, equipment, and a generalized design criterion which has been employed at the site and/or similar sites in the past but has not been specifically developed for the Project. Mineral resources are not mineral reserves and do not have demonstrated economic viability in accordance with CIM standards. Inferred mineral resources are too speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the outcomes estimated in the PEA will be realized.

Substantial data was once developed for previous technical studies and environmental permitting and licensing. Some of this data has been recovered. It may be used for reference and to guide the future studies and work programs recommended in Section 26 of this report. If more of the historic data can be located, this could diminish the level of future studies, provided the data and/or conclusions of such historic data and information is properly verified and confirmed.

The Project is located in an area which has been mined in the past. To the author’s knowledge, there are no conditions of a political or environmental nature that would preclude the development of the Project, provided that all applicable state and federal regulations are met.

The author is not aware of any other specific risks or uncertainties that might significantly affect the mineral resource estimates. Any estimation or reference to costs and uranium prices within the context of this report over the potential life of mine are by its nature forward-looking and subject to various risks and uncertainties. No forward-looking statement can be guaranteed and actual future results may vary materially.

Section 26 - Recommendations

Recommendations are broadly divided into the following major categories: drilling, metallurgical studies, preliminary feasibility studies, and baseline studies. The major categories are generally listed in order of importance although some studies need to be completed, all or partially for other studies to proceed. The recommendations that follow should be amended based on the results of other studies.

Drilling

Drilling costs are estimated at $10 per foot based rates to include: drilling, geophysical logging, supervision, and overhead. The drilling is shown by area in the following table with general areas shown on Figure 26.1. Historic drill maps should be used to guide the drilling program.

Expense Category	Scope of Services	Estimated Cost
Exploratory Drilling	North Trend - 100 holes; 16,000 feet.	$160,000
	North East Trend - 25 holes; 4,000 feet	$40,000
Delineation Drilling	Confirmation and delineation Juniper Ridge West 25 holes; 4,000 feet	$40,000
	Main Resource Area - 200 holes; 32,000 feet.	$320,000
Total Estimated Cost	350 holes; 56,000 feet	$560,000

Metallurgical Studies

Metallurgical studies utilizing representative core samples from the 2011 drilling program should evaluate both acid and alkaline lixiviants. The studies should not be limited only to resource recovery, but should characterize both liquid and solid waste streams. The disposal/containment costs and environmental sensitivities of mill tailings are such that it is critical to characterize the potential waste streams as to their physical and chemical characteristics. Studies should also evaluate alternatives for stabilizing the waste streams physically and/or chemically. In addition, the nature of the mineralized material is such that the uranium values primarily occur as interstitial filling around the sand grains. As such, various techniques for mechanically upgrading the material may be considered. For all methods tested for the upgrading of the mineralized material, mass balance for uranium, associated metals, and carbonates should be determined.

Expense Category	Scope of Services	Estimated Cost
Leach Studies	Complete a range of leach conditions beginning with data from previous work. Six tests each alkaline and acid including analytical work.	$15,000
Column Leach Testing	Minimum of two columns based on selected conditions from leach studies	$30,000
Upgrading Studies
Size Fraction Testing	Standard sieve analysis; ¼ inch minus to 400 mesh screening. Mass balance for uranium, associated metals, and carbonates.	$5,000
Attrition Scrubbing	Four tests attrition test and analysis	$8,000

Ablation	Four tests at a ranging of liquid/solid ratios	$20,000
Gravity Separation	Four tests with mass balance for uranium, associated metals, and carbonates.	$4,000
Flotation	Four test with mass balance for uranium, associated metals, and carbonates.	$4,000
Waste Characterization	Determine general engineering and chemical properties of waste products. Develop samples for diffusion testing.	$12,000
Waste Diffusion Testing	ASTM C 1308 testing of tailings samples to determine long term diffusion rates of potential contaminants. Four tests.	$28,000
Total Estimated Cost		$126,000

Preliminary Feasibility Studies

A summary of major tasks for completion of a preliminary feasibility study follows. It is recommended that the base case should be an open pit mine operation in conjunction with an on-site heap leach mineral processing facility.

Expense Category	Scope of Services	Estimated Cost
Open Pit Mine Conceptual Design and Sequence	Prepare conceptual open pit designs and mine sequence. Evaluate production options of 250 to 500 thousand pounds per year.	$50,000
Mine CAPEX and OPEX	Estimate capital and operating costs based on similar project experience and published mine cost data.	$20,000
Mineral Processing Facility Preliminary Design	Conduct confirmatory leach testing for alkaline and acid lixiviant. Prepare conceptual design for on-site heap leach. Address conventional milling and off-site processing as alternatives.	$50,000
Mineral Processing CAPEX and OPEX	Estimate capital and operating costs based on similar project experience and published mine cost data.	$20,000
Annual Cash Flow and Cost Model	Complete annual cash flow based on average production rates. Estimate IRR, DCFROR, and NPV.	$15,000
Technical Report	Complete preliminary economic analysis and technical mineral reserve report.	$35,000
Total Estimated Cost		$190,000

Baseline Studies

Although baseline studies are not typically completed until the Project is in the environmental permitting process, there are advantages to initiating and/or completing certain studies. Completion of both wildlife and archeological studies is recommended. Completion of these studies will assist with permitting of the current drilling program and future permitting needs. In addition, collection of limited ground water level and quality data will aid future permitting because a minimum of one year baseline data is required in this regard.

Expense Category	Scope of Services	Estimated Cost
Archeological Surveys	Complete archeological surveys and consultations with the BLM and SEO.	$15,000
Wildlife Surveys	Complete sensitive species surveys and consultations with federal and state fish and game services.	$15,000
Ground Water Monitoring		60,000
Total Estimated Cost		$90,000

Summary

Expense Category	Estimated Cost
Drilling	$560,000
Metallurgical Studies	$126,000
Preliminary Feasibility Study	$190,000
Baseline Studies	$90,000
Total Estimated Cost	$966,000

Figure 26.1: Recommended Drilling

Juniper Ridge West
25 Holes
North Trend
100 Holes
North East Trend
25 Holes
Main Resource Area
200 Holes
No Recommended Drilling
T.13N
T.12N
1 inch = 1,000 ft
LEGEND
TOWNSHIP / RANGE LINE
SECTION LINE
EXISTING ACCESS ROAD
HISTORIC DRILL HOLE LOCATION
2011 DRILL HOLE LOCATION
2012 DRILL HOLE LOCATION
RESOURCE AREA
PREPARED FOR
ENERGY FUELS RESOURCES
PREPARED BY
BRS INCORPORATED
1130 Major Avenue, Riverton, WY 82501
ENERGY FUELS RESOURCES
JUNIPER RIDGE PEA
FREMONT COUNTY, WYOMING
RECOMMENDED DRILLING
DRAWING NUMBER
26.1

Section 27 – References

SELECTED BIBLIOGRAPHY

Anctil, Ralph J., Overview, June 1987, Baggs Project, Poison Basin Uranium District, Carbon County, Wyoming: Coca Mines.

Albretsen, H. and McGinley, F. E., September, 1982, Summary History of Domestic Uranium Procurement Under U. S. Atomic Energy Commission Contracts, Final Report, U.S. Department of Energy Open-File Report GJXB-220 (82).

Austin, S. R., and D’Andrea, B. F., Jr., 1978, Sandstone-type Uranium deposits, in Mickle, D. G., and Mathews, G. W., eds., Geologic characteristics of environments favorable for uranium deposits: U.S. Department of Energy Open-File Report GJBX-67(78), p. 87-120.

Beahm, D. L., 1982, Juniper Ridge Project Summary, AGIP Mining Co., Inc.

Beck, K. P., Energy Fuels Resources Tax Manager, 2014, Email re US corporate income tax.

Dribus, J. R., and Nanna, R. F., June 1982, National Uranium Resource Evaluation, uranium assessment for the Rawlins Quadrangle of Wyoming and Colorado: U. S. Department of Energy Open-File Report PGJ/F—019(82).

Grutt, E. W., Jr., and Whalen, J. F., 1955, Uranium in northern Colorado and southern Wyoming, in Guidebook to the geology of northwest Colorado: Rocky Mountain Association of Geologists and Intermountain Association of Petroleum Geologists, p. 126-129.

Hettinger, R. D. and Honey, J. G., 2008: Geologic map of Upper Cretaceous and Tertiary strata and coal stratigraphy of the Paleocene Fort Union Formation, Rawlins-Little Snake River area, south-central Wyoming, USGS, OCLC Number 270730773.

Pincock, Allen & Holt, Inc., 1978: Technical Feasibility Report, Juniper Ridge Project, Baggs, Wyoming: Urangeshellshaft U. S. A., Inc.: Geology, Ore Reserves and Mining, v. II.

Pincock, Allen & Holt, Inc., 1986, Feasibility Report, Juniper Ridge: AGIP Mining Co., Inc.: Ore Reserves and Mine Plan, v. II.

Rackley, R. I., 1972, Environment of Wyoming Tertiary uranium deposits: American Association of Petroleum Geologists Bulletin, v. 56, no. 4.

Ux Consulting, 2013; Uranium Market Outlook, Market Outlook and Price Forecast, Q3, 2013.

Vine, J. D., and Prichard, G. E., 1954, Uranium in the Poison Basin area, Carbon County, Wyoming: U.S. Geological Survey Circular 344, 8 p

WEB SITES REFERENCED

Craig, Colorado Chamber of Commerce www.craig-chamber.com/profile.html

Oregon Energy http://www.energyventures.com.au/projects/projectsoregon.html

Town of Baggs, Wyoming www.townofbaggs.com

Trade Tech, 2013;http://www.uranium.info/

World Nuclear Association, 2013; http://world-nuclear.org/info/Nuclear-Fuel-Cycle/Uranium-Resources/Uranium-Markets/

Wyoming Oil and Gas Commission website http://wogccms.state.wy.us/

APPENDIX A – MINERAL OWNERSHIP

MINERAL LEASE

STATUS SHEET FOR LEASE # 0-41095
All Sec. 36, T13N, R93W

ASSIGNMENTS

LESSEE OF RECORD
WORKING INTEREST HOLDERS
OVERRIDING ROYALTY

DATED	ASSIGNOR/INT.	ASSIGNEE	INT/CONV.	INT/RETD.	LAND ASSIGNED	APPROVED
10-13-10	Miller & Associates, LLC	Strathmore Resources (US), Ltd. 2420 Watt Court Riverton, WY 82501	100%	None	All Lease	12-14-10

STATUS 0-41095 AS OF DECEMBER 14, 2010

Leasehold Interest

Strathmore Resources (US), Ltd.                         100%

P.L. #23
Amended January 6, 1998

# METALLIC AND NON-METALLIC ROCKS AND MINERALS

Uranium and Associated Minerals Mining Lease

THIS INDENTURE OF LEASE, entered into by and between the STATE OF WYOMING acting by and through its Board of Land Commissioners, party of the first part, hereinafter called lessor, and Miller and Associates, LLC, party of the second part, hereinafter called the lessee.

Witnesseth:

Section 1 - PURPOSES. The lessor, in consideration of the rents and royalties to be paid and the covenants and agreements hereinafter contained and to be performed by the lessee, does hereby grant and lease to the lessee the exclusive right and privilege to prospect, mine, extract and remove from any lode, lead, vein or ledge, or any deposit, either lode or placer, and dispose of *~~all metallic and non-metallic rocks and minerals, with the exception of coal, oil shale, bentonite, leonardite, oil and gas, sand and gravel, or rock crushed for aggregate~~, in or under the following described lands, to-wit:

* Uranium and Associated Minerals

640.00 All Section 36, Twp. 13N, Rg. 93W, 6th p.m.

consisting of 640.00 acres, more or less, Carbon county, together with the right to construct and maintain thereon all works, buildings, plants, waterways, roads, communication lines, power lines, tipples, hoists, or other structures and appurtenances necessary to the full enjoyment thereof, subject however, to the conditions hereinafter set forth;

Section 2 - TERM OF LEASE. This lease unless terminated at an earlier date as hereinafter provided, shall remain in force and effect for a term of ten (10) years beginning on the 2nd day of April, 20 05 and expiring on the 1st day of April, 20 15.

Section 3. In consideration of the foregoing, the lessee covenants and agrees as follows:

A. BOND - When the lease becomes an operating lease or actual operations for the mineral are to be commenced, the bond shall be furnished in such reasonable amounts as the Office of State Lands and Investments shall determine to be advisable in the premises. The operating bond shall preferably be a corporate surety bond, executed by the lessee, the surety being authorized to do business in the State of Wyoming. A cash bond may be furnished on consent of the Office of State Lands and Investments if the lessee is unable to obtain a corporate surety bond. Form of bond will be furnished by the Office of State Lands and Investments. The State will require two executed copies of the bond, therefore as many additional copies should be made as will be required by the lessee and the bonding company.

B. PAYMENTS - To make all payments accruing hereunder to the Office of State Lands and Investments 122 West 25th Street-3 West, Herschler Building, Cheyenne, Wyoming 82002-0600.

C. RENTALS - Prior to the discovery of commercial quantities of the said mineral or minerals in the lands herein leased, to pay to the lessor in advance, beginning with the effective date hereof, an annual rental of one dollar ($1.00) per acre, or fraction thereof, prior to the discovery of metallic and non-metallic rocks and minerals for the first five (5) years of lease. Two dollars ($2.00) per acre, or fraction thereof for the sixth to tenth (6-10) years, or any renewal thereof, provided however, that if the said lands are not on a commercial mining basis and so operated at the end of

1

two (2) years from the date hereof, such annual rental may be increased at the option of the lessor to such an amount as the lessor may decide to be fair and equitable.

After the discovery of commercial quantities of said mineral or minerals on lands herein leased, to pay to the lessor in advance, beginning with the first day of the lease year succeeding the lease year in which commercial discovery was made, an annual rental of two dollars ($2.00) per acre or fraction thereof unless changed by agreement, such rental so paid for any one year to be credited on the royalty for that year. Lessor shall have no obligation hereunder to give lessee advance notice of any rental payment.

Annual rentals on all leases shall be payable in advance for the first year and each year thereafter. No notice of rental due shall be sent to the lessee. If the rental is not received in this office on or before the date it becomes due, Notice of Default will be sent to the lessee and a penalty of $.50 per acre or fraction thereof, for late payment will be assessed.

The lessee is not legally obligated to pay either the rental or the penalty, but if the rental and penalty are not received in this office within thirty (30) days after the Notice of Default has been received by the lessee, the lease will terminate automatically by operation of law. Termination of the lease shall not relieve the lessee of any obligation incurred under the lease other than the obligation to pay rental or penalty. The lessee shall not be entitled to a credit on royalty due for any penalty paid for late payment of rental on an operating lease.

D. ROYALTY. Lessee shall pay to lessor:

(1) A royalty of five percent (5%) of the gross value of uranium bearing ore mined and removed from the said lands. Gross value of uranium ore removed from the leased lands shall be the fair market value of ore of like grade and quality for uranium contained therein prevailing in the area of the leased lands at the time of removal. Determination of uranium content for purposes of determining the gross value on which royalty shall be paid shall be made on a calendar monthly basis using a weighted arithmetic average of uranium content on all lots of ore mined and removed from the leased lands during said calendar month. The mineral content of all ore mined and removed from the leased premises shall be determined by lessee in accordance with standard sampling and analysis procedures. Lessor upon request to lessee and at lessor's expense shall have the right to have a representative present at the time samples are taken and, at lessor's request, shall be furnished a portion of all or any samples taken without cost to lessor.

(2) A royalty of one dollar ($1.00) per wet ton (2,000 pounds) on all merchantable sulphur mined, removed, and recovered from the leased lands. If the lessor elects to take its royalty in kind, the royalty shall be five percent (5%) of the merchantable sulphur mined, such sulphur to be good merchantable mine-run sulphur at the mine.

(3) A royalty of five percent (5%) of the quantity or gross value at the mine of all merchantable sodium, calcium carbonate, shortite, potassium, trona and associated mineral salts mined, revolved and recovered from the leased lands; provided, however, that the royalty so paid to lessor shall not be less than twenty-five cents (25¢) per ton of 2000 pounds.

(4) A royalty of five percent (5%) of the quantity or gross value at the mine of all merchantable phosphate mined, removed and recovered from the leased lands.

(5) Other unspecified Minerals - Unless a lower royalty is fixed by the Board, in order to allow the economic mining or development of a particular mineral deposit, royalty on all other minerals for which no royalty rate is specified shall be based on Adjusted Sales Value per ton as

2

follows:

| Adjusted Sales Value per Ton | Percentage Royalty |
|---|---|
| $ 00.00 to $ 50.00 | 5% |
| $ 50.01 to $100.00 | 7% |
| $100.01 to $150.00 | 9% |
| $150.01 and up | 10% |

(a) Determine the Gross Sales Value of all such minerals and/or mineral products from this lease sold during the past calendar month. Such sales value shall be based upon the actual sales value of marketable products as shown by sales receipts. If sales should occur within a company, then prices as published by the Engineering and Mining Journal in the "E" and "MJ" Markets section, or other mutually agreed upon prices shall prevail for determining Gross Sales Value. The Gross Sales Value shall then be divided by the tons of ore processed in that production of mineral and/or mineral products sold - to determine the Gross Sales Value per ton.

(b) Determine the Price Index Factor by dividing the Constant Price Index by the Current Price Index. Both prices indices shall be obtained from the Producer Price Index for all commodities, or its successor index, as published monthly by the United States Department of Labor, Bureau of Labor Statistics. The Constant Price Index shall be the index for the month and year of the lease and the Current Price Index shall be the index for that month for which royalty is being calculated.

(c) Determine the Adjusted Sales Value per ton by multiplying the Gross Sales Value per ton by the Price Index Factor.

(d) The amount of Production Royalty is then the product of the Royalty Rate expressed in decimals to five (5) places and the Gross Sales Value.

After a lease becomes an operating lease, the Board of Land Commissioners may reduce the royalty payable to the State as to all or any of the lands, formations, deposits, or resources covered by the lease, if it determines that such a reduction is necessary to allow the lessee to undertake operations or to continue to operate with a reasonable expectation that the operations will be profitable. Such a reduction in royalty payable to the State shall in all cases be conditioned upon the cancellation of all cost-free interests in excess of 5% and the reduction of all other cost-free interests in the same proportion as the State's royalty is reduced. The Board may also make other requirements as a condition to the reduction in royalty.

If any ore contains more than one of the minerals which are the subject of this paragraph, royalties shall be computed and paid separately under the appropriate rate as to and for each of such minerals, i.e. value of ore as to one mineral shall not be added to value as to another mineral in determining value for royalty purposes. The determination of such mineral content for purposes of determining the ore value per ton on which royalty shall be paid shall be made on a calendar monthly basis, using a weighted arithmetic average of said mineral content on all lots of ore mined and removed from the leased lands during said calendar month.

E. LESSOR MAY TAKE ROYALTY IN KIND. At any time and from time to time the lessor may at its option notify the lessee that lessor desires its royalty proceeds to be paid direct to it by the purchaser of the mineral or minerals and lessee agrees promptly upon receipt of such notice to make, execute and deliver in writing to lessor a royalty authorization deduction request on a form approved by lessor requiring the mineral purchaser to pay lessor's royalty direct to it.

3

F. MONTHLY PAYMENTS AND STATEMENTS. Unless a different time or method of payment is agreed to by the Board, lessee shall make payments in full on or before the twentieth (20th) day of the calendar month succeeding the month of production of all minerals mined and removed from the land; and to furnish sworn monthly statements therewith showing in tons or cubic yards the amount of all ore mined and removed; and such other pertinent information as may be requested of its lessees by the lessor. These statements are to be subject to verification by examination of the relevant books and records of the lessee.

G. WORKINGS.

(1) All mining operations and workings shall be conducted in such a manner so as to remove all commercial quantities of minerals so far as is economically possible in the deposits worked; that all shafts, inclines and tunnels shall be well timbered (when good mining practice requires timbering); that all underground timbering placed in the mines and necessary to the preservation of the property and safety of the workmen shall be kept in good condition and repair and at no time shall such timbering be removed unless all of the commercial quantities of ore has been removed or such removal will in no way or manner interfere with or prevent future mining operations in the land; that at the expiration of this lease, or earlier termination thereof, all underground timberings shall become the property of the lessor without compensation therefore to the lessee; that all parts or workings when the ore is not exhausted and for good reasons not being worked shall be kept free of water and debris; that underground workings will be protected against fire and flood, and creeps and squeezes will be checked without delay, and to leave such pillars as may be necessary to support the cover and protect the slopes, air courses, manways and hauling roads.

(2) That all open or strip-mining operations shall be conducted so as to remove all commercial quantities of minerals so far as is economically possible in the deposits worked; that all waste material mined and not removed from the premises shall, as mining progresses, be used to fill the pits and leveled unless consent of the lessor is otherwise obtained, so that at the expiration, surrender, or termination of the lease, the land will reasonably approximate its original configuration and with a minimum of permanent damage to the surface; that all roads and bridges built and necessary to the mining operations on the land shall, upon expiration, forfeiture or surrender of the said lease, become the property of the lessor.

H. MAPS AND REPORTS. Upon demand, to furnish the Office of State Lands and Investments, with copies or blueprints of all maps of underground surveys of leased lands made or authorized by the lessee, including engineer's field notes, certified by the engineer who made such survey; and to make such other reports pertaining to the production and operations by the lessee as may be called for by the lessor.

Copies of all electrical, gamma-ray neutron, resistivity or other types of subsurface log reports obtained by or for lessee in conducting operation on the leased premises shall be submitted to the State Geologist as required by W.S. 36-6-102.

I. TAXES AND WAGES - FREEDOM OF PURCHASE. To pay, when due, all taxes lawfully assessed and levied under the laws of the State of Wyoming upon improvements and values produced from the land hereunder, or other rights, property or assets of the lessee; to accord all workmen and employees complete freedom of purchase, and to pay all wages due workmen and employees as required by law.

J. STATUTORY REQUIREMENTS AND REGULATIONS. To comply with all State statutory requirements and valid regulations thereunder.

K. ASSIGNMENT OF LEASE - MINING AGREEMENTS.

(1) Lessee may assign the entire lease with the written consent of lessor, but not any one or more of the minerals which this lease might include, except by assignment of the entire lease.

4

(2) Lessee shall submit a signed copy of any mining agreement entered into affecting the possessory title to any of the land hereby leased for approval by the lessor.

(3) All overriding royalties to be valid must have the approval of the Board and be noted on the executed lease. The Board reserves the exclusive right of disapproval of such overriding royalties when in its sole opinion they become excessive and hence are detrimental to the proper development of the leased lands.

L. DELIVER PREMISES IN CASE OF FORFEITURE. Subject to the provisions of Section 6 hereof, to deliver the leased lands with all permanent improvements thereon, in good order and condition, in case of forfeiture of this lease, but this shall not be construed to prevent the removal, alteration or renewal of equipment and improvements in the ordinary course of operations.

M. DILIGENCE IN DEVELOPMENT. This lease is granted with the express understanding that prospecting, mining and the recovery of the commercial quantities of minerals in the above described lands shall be pursued with diligence, and if at any time the lessor has reasonable belief that the operations are not being so conducted, it shall so notify lessee in writing, and if compliance is not promptly obtained and the delinquency fully satisfied, it may then, at the end of any lease year, declare this lease terminated. Any improvements that the lessee may have placed on the property shall be disposed of pursuant to Section 6 of this lease.

Section 4. GENERAL COVENANTS

A. Subject to the rules and regulations governing multiple use and development of sub-surface resources, the lessee shall have the right to enter upon, occupy and enjoy such surface areas of the described tract as are necessary for mining, and the construction of all buildings and other surface improvements incidental to the work contemplated by this lease.

The lessee shall fully protect the rights of any agricultural and grazing leases which have heretofore or may hereafter be granted by erecting cattle guards or gates and keeping closed gates in all fences in which openings are or may be made, and for protection of stock grazing thereon to fence or close all holes, pits, shafts, tunnels, or open cuts in which injury might be sustained, and shall not contaminate any living water upon the land so as to make it injurious to livestock.

Should the lessee or any person holding from, by or under the lessee, in any operation on said premises under this lease, destroy or injure any crop, building or other improvements of any tenant, lessee, purchaser or other person holding under the State, the lessee agrees to fully indemnify all such injured parties in such sum or sums as may be mutually agreed upon by the respective parties, or as may be fixed by appraisers appointed by each party. If agreement is impossible the Board of Land Commissioners may fix the amount of such indemnity after inspection and Hearing.

Mining operations shall not be conducted nearer than two hundred (200) feet from any productive oil or gas well without consent of the oil and gas lessee or operator. Lessee shall not disturb any existing road or roads now on said lands nor roads leading to or from any mine or well or well location without first providing adequate and suitable roads in lieu thereof. Lessee shall fully indemnify any other sub-surface lessee for any injury or damages resulting from negligent or unauthorized operations hereunder.

B. Relinquishment and Surrender or Forfeiture of this lease shall be in conformance to Section 17 (Relinquishment or Surrender) of the Rules and Regulations Governing the Leasing of Sub-surface Resources adopted by the Board of Land Commissioners and the State Lands and Investment Board,

5

effective MARCH 1, 1982.

C. As to mine and personnel safety, all mining operations on these premises shall be subject to the supervision of any official or agency of the State of Wyoming having jurisdiction under the laws of such State.

D. During the proper hours and at all times during the continuance of this lease the lessor or its representatives shall be authorized to go through any of the shafts, openings or working on the premises, and to examine, inspect and survey the same and to make extracts of all books and weigh sheets which show in any way the output from the land.

E. It is expressly understood and agreed that the mining rights and privileges hereunder shall extend to *~~and include all metallic and non-metallic rocks and minerals~~, and that no rights or privileges respecting coal, oil and gas, oil shale, bentonite, leonardite, zeolite, sand and gravel, or rock crushed for aggregate are granted or intended to be granted by this lease. The lessee shall promptly notify the lessor of the discovery of any minerals upon the leased premises which can be produced in commercial quantities.* Uranium and Associated Minerals

F. This lease is granted for the purposes as herein set forth only under such title as the State of Wyoming now holds in and to the minerals that may be found in or under the above described lands, and if it is subsequently divested of same, no liability shall be incurred by virtue of this lease for any loss or damage to the lessee; nor shall any claim for refund of rents or royalties theretofore paid be made by said lessee, its successors or assigns, or be allowed by lessor.

In the event the possession or occupancy of said leased premises is denied or contested, the lessor shall have the right, but not the obligation, and at lessor's election, to undertake to place said lessee in possession by process of law or otherwise, or to defend him in such occupancy.

Section 5. THE LESSOR EXPRESSLY RESERVES:

Disposition of Surface. The right to lease, grant rights-of-way across, sell or otherwise dispose of the surface of the land embraced within this lease and to lease, sell, or otherwise dispose of any sub-surface resource not covered by this lease, under existing laws or laws hereafter enacted, or in accordance with the rules of the Board of Land Commissioners insofar as the surface is not necessary for the use of the lessee in mining operations.

Section 6. APPRAISAL OF IMPROVEMENTS. Upon the expiration of this lease or earlier termination thereof pursuant to surrender of forfeiture, or if such land be leased to another other than the owner of the improvements thereon, the lessee agrees that the improvements shall be disposed of pursuant to Title 36, W.S. 1977 as to State and School Lands and Title 11, W.S. 1977 as to State Lands and Investment Board. In the event that within ninety (90) days after the expiration of this lease, or earlier termination thereof pursuant to surrender or forfeiture there is no new lessee of said lands, or of the part thereof on which lessee has caused improvements to be made, then lessee may, within the sixty (60) day period next succeeding said ninety (90) days, cause to be removed from said lands any improvements theretofore made thereon by lessee, provided that lessee shall repair any damage to the land caused by such removal.

Section 7. FORFEITURE CLAUSE. in the event that the Board, after notice and hearing, shall determine that the lessee has procured this lease through fraud, misrepresentation or deceit, then and in that event this agreement, at the option of the lessor, shall cease and terminate and shall become ipso facto null and void and all improvements upon said land or premises under the terms of this lease shall forfeit to and become property of the State of Wyoming.

6

In the event that the lessee shall fail to make payments of rentals and royalties as herein provided, or make default in the performance or observance of any of the terms, covenants and stipulations hereof, or of the general regulations promulgated by the Board of Land Commissioners and in force on the date hereof, the lessor shall serve notice of such failure or default, either by personal service or by registered mail upon the lessee and if such failure or default continues for a period of thirty (30) days after the service of such notice, then and in that event the lessor may at its option, declare a forfeiture and cancel this lease, whereupon all rights and privileges except those granted in Section 6 hereof, obtained by the lessee hereunder shall terminate and cease and the lessor may re-enter and take possession of said premises or any part thereof, but these provisions shall not be construed to prevent the exercise by the lessor of any legal or equitable remedy which the lessor might otherwise have. A waiver of any particular cause of forfeiture shall not prevent the cancellation and forfeiture of this lease for any other cause of forfeiture or for the same cause occurring at any other time.

Section 8. HEIRS AND SUCCESSORS IN INTEREST. It is further agreed that each obligation hereunder shall extend to and be binding upon and every benefit hereof shall inure to the heirs, executors, administrators, successors of or assigns of the respective parties hereto.

Section 9. This lease is issued by virtue of and under the authority conferred by Title 36, W.S. 1977 as to the State and School Lands and Title 11, W.S. 1977 as to State Lands and Investment Board and amendments thereto.

Section 10. Sovereign Immunity. The State of Wyoming and the lessor do not waive sovereign immunity by entering into this lease, and specifically retain immunity and all defenses available to them as sovereigns pursuant to Wyoming Statute § 1-39-104(a) and all other state laws.

IN WITNESS WHEREOF, this lease has been executed by lessor and lessee effective on the day and year first above written.

LESSOR, STATE OF WYOMING, Acting by and through its BOARD OF LAND COMMISSIONERS AND STATE LANDS AND INVESTMENT BOARD

SEAL

By ______________________
Director,
Office of State Lands and Investments

CORPORATE SEAL

LESSEE: ______________________

______________________

______________________

2005 MAY 3 AM 10 11
STATE [illegible] INVESTMENTS

7

MINERAL CLAIMS

Claim Name Number	Serial No	Claimant	MER	TWN	RANGE	SEC	Subdv	CTY	LOC DATE
RC- 129	WMC285063	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	7	NW	WY007	4/15/2007
RC- 130	WMC285064	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	7	NE NW	WY007	4/15/2007
RC- 131	WMC285065	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	7	NW	WY007	4/15/2007
RC- 132	WMC285066	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	7	NE NW	WY007	4/15/2007
RC- 133	WMC285067	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	SW	WY007	4/15/2007
RC- 134	WMC285068	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	SW SE	WY007	4/15/2007
RC- 135	WMC285069	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	7	NE	WY007	4/15/2007
RC- 136	WMC285070	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	7	NE	WY007	4/15/2007
RC- 137	WMC285071	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	7	NE	WY007	4/15/2007
RC- 138	WMC285072	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	7	NE	WY007	4/15/2007
RC- 139	WMC285073	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	7	NE	WY007	4/15/2007
RC- 140	WMC285074	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	SW	WY007	4/15/2007
RC- 141	WMC285075	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	8	NW	WY007	4/14/2007
RC- 142	WMC285076	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	8	NE NW	WY007	4/14/2007
RC- 143	WMC285077	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	8	NW	WY007	4/14/2007
RC- 144	WMC285078	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	8	NE NW	WY007	4/14/2007
RC- 145	WMC285079	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	SW	WY007	4/14/2007
RC- 146	WMC285080	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	8	NE NW	WY007	4/14/2007
RC- 147	WMC285081	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	9	NW	WY007	4/14/2007
RC- 148	WMC285082	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	9	NW	WY007	4/14/2007
RC- 149	WMC285083	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	8	NE	WY007	4/14/2007
RC- 150	WMC285084	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	9	NW	WY007	4/14/2007
RC- 151	WMC285085	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	8	NE	WY007	4/14/2007
RC- 152	WMC285086	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	9	NW	WY007	4/14/2007
RC- 157	WMC285091	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	SW SE	WY007	4/14/2007
RC- 158	WMC285092	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	SE	WY007	4/14/2007
RC- 159	WMC285093	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	9	NE	WY007	4/14/2007

RC- 160	WMC285094	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	10	NW	WY007	4/14/2007
RC- 161	WMC285095	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	9	NE	WY007	4/14/2007
RC- 162	WMC285096	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	10	NW	WY007	4/14/2007
RC- 163	WMC285097	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	10	NW	WY007	4/14/2007
RC- 164	WMC285098	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	SW	WY007	4/14/2007
RC- 165	WMC285099	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	SW	WY007	4/14/2007
RC- 166	WMC285100	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	SW	WY007	4/14/2007
RC- 167	WMC285101	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	SW	WY007	4/14/2007
RC- 168	WMC285102	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	SW	WY007	4/14/2007
RC- 169	WMC285103	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	SW	WY007	4/14/2007
RC- 170	WMC285104	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	SW	WY007	4/14/2007
RC- 171	WMC285105	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	NW SW	WY007	4/14/2007
RC- 172	WMC285106	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	NW SW	WY007	4/14/2007
RC- 173	WMC285107	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	NW	WY007	4/14/2007
RC- 174	WMC285108	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	NW	WY007	4/14/2007
RC- 175	WMC285109	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	NW	WY007	4/14/2007
RC- 176	WMC285110	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	NW	WY007	4/14/2007
RC- 177	WMC285111	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	NW	WY007	4/14/2007
RC- 178	WMC285112	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	NW	WY007	4/14/2007
RC- 179	WMC285113	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	NW	WY007	4/14/2007
RC- 180	WMC285114	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	3	NW	WY007	4/14/2007
RC- 181	WMC285115	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NE NW SW SE	WY007	4/13/2007
RC- 182	WMC285116	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NE SE	WY007	4/14/2007
RC- 183	WMC285117	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NE NW	WY007	4/13/2007
RC- 184	WMC285118	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NE	WY007	4/14/2007
RC- 185	WMC285119	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NE NW	WY007	4/13/2007
RC- 186	WMC285120	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NE	WY007	4/14/2007
RC- 187	WMC285121	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NE NW	WY007	4/13/2007
RC- 188	WMC285122	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NE	WY007	4/14/2007

RC- 189	WMC285123	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NE NW	WY007	4/13/2007
RC- 190	WMC285124	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NE	WY007	4/14/2007
RC- 191	WMC285125	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	33	SW	WY007	4/13/2007
RC- 192	WMC285126	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	33	SW SE	WY007	4/13/2007
RC- 193	WMC285127	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	33	SW	WY007	4/13/2007
RC- 194	WMC285128	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	33	SW SE	WY007	4/13/2007
RC- 195	WMC285129	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	33	SW	WY007	4/13/2007
RC- 196	WMC285130	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	33	SW SE	WY007	4/13/2007
RC- 197	WMC285131	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	33	SW	WY007	4/13/2007
RC- 198	WMC285132	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	33	SW SE	WY007	4/13/2007
RC- 199	WMC285133	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	SE	WY007	4/14/2007
RC- 200	WMC285134	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	SE	WY007	4/14/2007
RC- 201	WMC285135	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	SE	WY007	4/14/2007
RC-1	WMC259971	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	1	SW SE	WY007	2/12/2004
RC-10	WMC259980	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	1	NE	WY007	2/12/2004
RC-100	WMC260558	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	NE NW	WY007	5/25/2004
RC-101	WMC260559	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	NW	WY007	5/25/2004
RC-102	WMC260560	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	NE NW	WY007	5/25/2004
RC-103	WMC260561	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SW	WY007	5/25/2004
RC-104	WMC260562	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SW SE	WY007	5/24/2004
RC-105	WMC260563	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NW SW	WY007	5/25/2004
RC-106	WMC260564	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NW SW	WY007	5/25/2004
RC-107	WMC260565	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NW	WY007	5/25/2004
RC-108	WMC260566	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NW	WY007	5/25/2004
RC-109	WMC260567	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NW	WY007	5/25/2004
RC-11	WMC259981	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	1	NE	WY007	2/12/2004
RC-110	WMC260568	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NW	WY007	5/25/2004
RC-111	WMC260569	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NW	WY007	5/25/2004
RC-112	WMC260570	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NW	WY007	5/25/2004
RC-113	WMC260571	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	NE	WY007	5/25/2004

RC-114	WMC260572	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	NW	WY007	5/25/2004
RC-115	WMC260573	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SW SE	WY007	5/24/2004
RC-116	WMC260574	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SE	WY007	5/24/2004
RC-117	WMC260575	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SW SE	WY007	5/24/2004
RC-118	WMC260576	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SE	WY007	5/24/2004
RC-119	WMC260577	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SW SE	WY007	5/24/2004
RC-12	WMC259982	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	1	NE	WY007	2/12/2004
RC-120	WMC260578	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SW SE	WY007	5/24/2004
RC-121	WMC260579	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SW SE	WY007	5/24/2004
RC-122	WMC260580	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SE	WY007	5/24/2004
RC-123	WMC260581	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	NE NW SW SE	WY007	5/24/2004
RC-124	WMC260582	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	NE SE	WY007	5/24/2004
RC-125	WMC260583	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	NE NW	WY007	5/24/2004
RC-126	WMC260584	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	NE	WY007	5/24/2004
RC-127	WMC260585	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	NW SW	WY007	5/24/2004
RC-128	WMC260586	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	NE NW	WY007	5/24/2004
RC-13	WMC259983	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	6	SW	WY007	2/13/2004
RC-14	WMC259984	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	6	SW SE	WY007	2/13/2004
RC-15	WMC259985	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	6	SW	WY007	2/13/2004
RC-16	WMC259986	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	6	SW SE	WY007	2/13/2004
RC-17	WMC259987	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	6	SW	WY007	2/13/2004
RC-18	WMC259988	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	6	SW SE	WY007	2/13/2004
RC-19	WMC259989	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SW	WY007	2/13/2004
RC-2	WMC259972	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	1	SE	WY007	2/12/2004
RC-20	WMC259990	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SW SE	WY007	2/13/2004
RC-21	WMC259991	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SW	WY007	2/13/2004
RC-22	WMC259992	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SW SE	WY007	2/13/2004
RC-23	WMC259993	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SW	WY007	2/13/2004
RC-24	WMC259994	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SW SE	WY007	2/13/2004

RC-25	WMC259995	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SW	WY007	2/13/2004
RC-26	WMC259996	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SW SE	WY007	2/13/2004
RC-27	WMC259997	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	NW SW	WY007	2/13/2004
RC-28	WMC259998	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	NE NW SW SE	WY007	2/13/2004
RC-29	WMC259999	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SW SE	WY007	2/13/2004
RC-3	WMC259973	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	1	NE NW SW SE	WY007	2/12/2004
RC-30	WMC260000	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	NE NW	WY007	2/13/2004
RC-31	WMC260001	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	NW	WY007	2/13/2004
RC-32	WMC260002	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	NE NW	WY007	2/13/2004
RC-33	WMC260003	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	SE	WY007	2/13/2004
RC-34	WMC260004	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	SW	WY007	2/13/2004
RC-35	WMC260005	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	6	SE	WY007	2/13/2004
RC-36	WMC260006	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	SW	WY007	2/13/2004
RC-37	WMC260007	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	SE	WY007	2/13/2004
RC-38	WMC260008	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	SW	WY007	2/13/2004
RC-39	WMC260009	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SW	WY007	2/13/2004
RC-4	WMC259974	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	1	NE SE	WY007	2/12/2004
RC-40	WMC260010	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SW	WY007	2/13/2004
RC-41	WMC260157	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SE	WY007	3/31/2004
RC-42	WMC260158	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SW SE	WY007	3/31/2004
RC-43	WMC260159	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SE	WY007	3/31/2004
RC-44	WMC260160	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SE	WY007	3/31/2004
RC-45	WMC260161	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SE	WY007	3/31/2004
RC-46	WMC260162	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SW	WY007	3/31/2004
RC-47	WMC260163	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	NE NW	WY007	3/31/2004
RC-48	WMC260164	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	NW SW	WY007	3/31/2004
RC-49	WMC260165	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	NE	WY007	3/31/2004
RC-5	WMC259975	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	1	NE NW	WY007	2/12/2004
RC-50	WMC260166	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	NW	WY007	3/31/2004

RC-51	WMC260167	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	NE	WY007	3/31/2004
RC-52	WMC260168	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	NE	WY007	3/31/2004
RC-53	WMC260169	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	SW	WY007	3/31/2004
RC-54	WMC260170	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	SW	WY007	3/31/2004
RC-55	WMC260171	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	SW	WY007	3/31/2004
RC-56	WMC260172	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	SW SE	WY007	3/31/2004
RC-57	WMC260173	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	SW	WY007	3/31/2004
RC-58	WMC260174	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	SW SE	WY007	3/31/2004
RC-59	WMC260175	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SW	WY007	3/31/2004
RC-6	WMC259976	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	1	NE	WY007	2/12/2004
RC-60	WMC260176	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SW	WY007	3/31/2004
RC-61	WMC260177	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SW	WY007	3/31/2004
RC-62	WMC260178	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	SW	WY007	3/31/2004
RC-63	WMC260179	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	NW SW	WY007	3/31/2004
RC-64	WMC260180	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	NW	WY007	3/31/2004
RC-65	WMC260181	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	32	NW	WY007	3/31/2004
RC-66	WMC260182	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	SW	WY007	3/31/2004
RC-67	WMC260183	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	SW	WY007	3/31/2004
RC-68	WMC260184	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	SW	WY007	3/31/2004
RC-69	WMC260185	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	SW	WY007	3/31/2004
RC-7	WMC259977	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	1	NE NW	WY007	2/12/2004
RC-70	WMC260186	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	SE	WY007	3/31/2004
RC-71	WMC260187	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	SW	WY007	3/31/2004
RC-72	WMC260188	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	SW SE	WY007	3/31/2004
RC-73	WMC260189	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	SW SE	WY007	3/31/2004
RC-74	WMC260190	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	4	SW SE	WY007	3/31/2004
RC-75	WMC260533	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NW SW	WY007	5/24/2004
RC-76	WMC260534	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NE NW SW SE	WY007	5/24/2004
RC-77	WMC260535	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NW	WY007	5/24/2004

RC-78	WMC260536	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NE NW	WY007	5/24/2004
RC-79	WMC260537	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NW	WY007	5/24/2004
RC-8	WMC259978	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	1	NE	WY007	2/12/2004
RC-80	WMC260538	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NE NW	WY007	5/24/2004
RC-81	WMC260539	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NW	WY007	5/24/2004
RC-82	WMC260540	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NE NW	WY007	5/24/2004
RC-83	WMC260541	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NW	WY007	5/24/2004
RC-84	WMC260542	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NE NW	WY007	5/24/2004
RC-85	WMC260543	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NE SE	WY007	5/24/2004
RC-86	WMC260544	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NE SE	WY007	5/24/2004
RC-87	WMC260545	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NE	WY007	5/24/2004
RC-88	WMC260546	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	NW	WY007	5/24/2004
RC-89	WMC260547	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NE	WY007	5/24/2004
RC-9	WMC259979	STRATHMORE RESOURCES (US) LTD	6	0120N	0930W	1	NE NW	WY007	2/12/2004
RC-90	WMC260548	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	NW	WY007	5/24/2004
RC-91	WMC260549	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NE	WY007	5/24/2004
RC-92	WMC260550	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	NW	WY007	5/24/2004
RC-93	WMC260551	STRATHMORE RESOURCES (US) LTD	6	0130N	0920W	31	SE	WY007	5/24/2004
RC-94	WMC260552	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	6	NE	WY007	5/24/2004
RC-95	WMC260553	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	NW SW	WY007	5/25/2004
RC-96	WMC260554	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	NE NW SW SE	WY007	5/25/2004
RC-97	WMC260555	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	NW	WY007	5/25/2004
RC-98	WMC260556	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	NE NW	WY007	5/25/2004
RC-99	WMC260557	STRATHMORE RESOURCES (US) LTD	6	0120N	0920W	5	NW	WY007	5/25/2004

APPENDIX B – USAT LOGGING

Century WIRELINE SERVICES

Calibration Results and Procedure for the USAT

The USAT (Uranium Spectrum Analysis Tool) was calibrated in the Grand Junction, CO uranium calibration facility. The purpose of this report is to present the data and calibration results.

Tool Description

USAT employs a High-Purity Germanium detector that measures **Protactinium 234**, the second daughter element after Uranium 238. USAT ignores the high-volume gamma rays of Bismuth 214, Lead 214, and Radium 226 isotopes. The tool incorporates an 8000 channel MCA (Multi Channel Analyzer) and divides the gamma spectrum into 4 recordable spectrums (2 bismuth and 2 protactinium channels). The detector is cooled to cryogenic temperatures (approximately –165C) via an internal sterling motor cooler that runs 24 hours per day. Data is recorded using Century System VI interface box, and the tool functions on standard 4 conductor wireline.

Counts/10 min.
keV
8000
6000
4000
2000
0000
800
900
1000
1100
1200
1300
1400
Pa-234
1001
Bi-214
1120
Bi-214
934
Bi-214
1238
Bi-214
1155
K-40
1459

1 OF 1

Uranium Calibration Facility

Calibration of the tool was carried out at the Grand Junction, Colorado – Uranium Calibration facility. The selected test pits that were utilized for the calibration gives a range from 0.027 to 2.415 percent uranium. The following test pits were used and the chemical grade assignment to the pit was used in the analysis.

Test Pit	Assigned Grade in %

A1	0.027
A2	0.072
A3	0.155
U3	0.481
U2	1.233
U1	2.415

Logging of the A Pits.

The data was then plotted and a polynomial curve fit for the grade verses CPS was developed, showing a correlation of 0.999. Repeat logging of the was incorporated to assure accuracy and quality of the data. Equivalent grades as recorded by the tool are the following:

Test Pit	USAT Grade in %

A1	0.025
A2	0.072
A3	0.154
U3	0.423
U2	1.241
U1	2.416

Logging of the U Pits.

1223 SOUTH 71ST EAST AVENUE • TULSA, OKLAHOMA 74112 • UNITED STATES OF AMERICA• TELEPHONE: 918.838.9811 • FACSIMILE: 918.838.1532

2 OF 2

Supporting Document Description

A plot of the tool response verses grade assignments.

The data was then analyzed using the Century Ore-Grade program, and can be seen in the following pages. Typical corrections for hole size and water factors are employed on borehole sizes smaller or larger than the calibration models (4.5 inches).

An example field log is also attached, showing the ore-grade from a gross gamma tool and comparison to the USAT.

1223 SOUTH 71ST EAST AVENUE • TULSA, OKLAHOMA 74112 • UNITED STATES OF AMERICA• TELEPHONE: 918.838.9811 • FACSIMILE: 918.838.1532

3 OF 3

Grand Junction A Models

4½-in. D. Hole-Drilled
8 ft
1 ft
Ground Level
4 ft
Enriched (T) Zone
7 ft
Barren Zone
14 ft
4 ft
Enriched (B) Zone
1 ft
6 ft
15 ft

A5 and A6 Models

4½-in. D. Hole-Cast
8 ft
1 ft
Ground Level
5 ft
Barren Zone
6 ft
Enriched (C) Zone
14 ft
4 ft
Barren Zone
1 ft
6 ft
15 ft

A1, A2, A3, and A4 Models

June 1994 A–23

A-24

Table A-13. Assigned Parameters for Calibration of Fission-Neutron Logging Systems[a]

Model Designation	Zone	Zone Thickness (ft)[b]	Characteristic[c]	Concentration (pCi/g) Ra-226	Th-232	K-40	Dry Bulk Density (g/cm³)[d]	Partial Density H_2O (g/cm³)[d]	Grain Density (g/cm³)[d]	Porosity (%)[d]	Magnetic Susceptibility (10^{-6} cgs)[d]
A1	C	6.01 ± 0.00[e]	–	86.3 ± 2.5[e]	0.73 ± 0.15	15.0 ± 3.0	2.22	0.184[e]	–	18[f]	841
A2	C	5.94 ± 0.00[e]	–	224.7 ± 6.5[e]	1.04 ± 0.35	18.2 ± 4.2	2.17	0.200[e]	–	18[f]	804
A3	C	5.95 ± 0.00[e]	–	455.8 ± 13.3[e]	0.73 ± 0.33	15.5 ± 2.2	2.18	0.195[e]	–	18[f]	822
A4	C	6	–	600.5 ± 270.1	0.92 ± 0.37	17.8 ± 8.4	2.22	–	–	18[f]	844
A5	T	4	High Σ	204.6 ± 20.8	1.16 ± 0.31	20.1 ± 8.4	2.17	–	2.64	17.8	741
A5	B	4	High ρ	208.6 ± 6.5	0.86 ± 0.22	19.6 ± 4.2	2.40	–	2.92	17.8	596
A6	T	4	High ø	206.6 ± 7.5	0.78 ± 0.13	13.9 ± 3.5	1.85	–	2.60	28.8	348
A6	C	4	Low ø	201.8 ± 60.0	0.98 ± 0.15	18.8 ± 3.7	2.21	–	2.64	16.3	1055

[a]Uncertainties are 95 percent confidence level. Assigned values taken from Koizumi (1979), except as noted.
[b]Uncertainties reported as 0.00 are not zero, but are less than 0.005 ft.
[c]Σ = macroscopic neutron cross section; ρ = density; ø = porosity.
[d]Uncertainties for these values have not been determined.
[e]Assigned values taken from George and others (1983).
[f]Estimated.

June 1994

Grand Junction N3, U1, U2, and U3 Models

5 ft
1.1 ft
1.83 ft
3.73 ft
4-in. I.D. Pipe
4.5 in.
4 ft
3.2 ft
Barren Zone
Enriched Zone
18.12 ft
4.19 ft
4 ft
Barren Zone
4-in. I.D. Pipe
3 ft

Section

N3 Model

4 ft
3 ft
Barren Zone
Enriched Zone
10 ft
4 ft
3/16-in. Steel Shell
4½-in. I.D. Hole
13 ft
3 ft
Barren Zone
NOTE: Model cast in 4-ft corrugated pipe
4-in. I.D. Steel Pipe
3 ft
½-in. Plate

Typical Section

U1, U2, and U3 Models

Table A–9. Assigned Parameters for Calibration of Total-Count Gamma-Ray Logging Systems

Model Designation	Zone	Ra–226 Concentration (pCi/g)[a]	Thickness (ft)[b]	Dry Bulk Density (g/cm^3)[c]	Partial Density H_2O (g/cm^3)[c]
N3	Enriched	654 ± 23	4.19 ± 0.00	1.83	0.281
U1	Enriched	7460 ± 465	4.06 ± 0.02	2.07	0.255
U2	Enriched	3478 ± 218	4.01 ± 0.00	1.70	0.295
U3	Enriched	1278 ± 51	4.01 ± 0.00	1.67	0.304

[a]Uncertainties are 95 percent confidence level. Assigned values taken from George and others (1983).
[b]Uncertainties reported as 0.00 are not zero, but are less than 0.005 ft.
[c]Uncertainties for these values have not been determined.

June 1994 A–15

USAT GRADE DEMO USAT 08/13/09

LOG PARAMETERS

MATRIX DENSITY : 2.65	NEUTRON MATRIX : SANDSTONE	MATRIX DELTA T : 54
MAGNETIC DECL : 0	ELECT. CUTOFF : 99999	BIT SIZE : 5.25
PRESENTATION NAME/DATE = 7500C.0 08/18/2009		VERSION = 3.64XX

GAMMA
0 CPS 100000
GAMMA
0 CPS 1000
GAMMA
0 CPS 10000
FEET
<-VOLUME
SPEED->
GAMMA-DTCT
SPE SPE SPE SPE
GAMMA
GRADE
0 PERCENT 0.08
400
410
420
430
440
450
460
470
480
490

GROSS GAMMA VS. USAT DEMO USAT 08/13/09

LOG PARAMETERS

MATRIX DENSITY : 2.65 | NEUTRON MATRIX : SANDSTONE | MATRIX DELTA T : 54
MAGNETIC DECL : 0 | ELECT. CUTOFF : 99999 | BIT SIZE : 5.25
PRESENTATION NAME/DATE = 9622C.0 08/14/2009 | | VERSION = 3.64XX

GAMMA
GRADE
GAMMA
GRADE
FEET
0 CPS 8000
0 PERCENT 0.1
0 CPS 8000
0 PERCENT 0.1
450
455
460
465
470
475
480
485
490
0 CPS 8000
0 PERCENT 0.1
0 CPS 8000
0 PERCENT 0.1

CENTURY GEOPHYSICAL CORPORATION

* * * ORE-GRADE ANALYSIS * * *

COMPANY : CENTURY GEO CORP   WELL : DEMO USAT
FIELD :   DATE : 08/13/09

K-FACTOR : 27.4000

CUTOFFS SELECTED:
CO1= 0.020 %
CO2= 0.030 %
CO3= 0.050 %

INTERVAL SELECTED: 4.0 FT

* ZONE 1 *

DEPTH [FT]	TRUE DEPTH [FT]	GRADE [%]	CO1	CO2	CO3	INT
454.50		0.011				
455.00		0.005				
455.50		0.026	* 0.5 F/ 0.026%			
456.00		0.018				
456.50		0.020				
457.00		0.038	*	*		*
457.50		0.044	*	*		*
458.00		0.037	*	*		*
458.50		0.039	*	*		*
459.00		0.039	*	*		*
459.50		0.051	*	*	* 0.5 F/ 0.051%	*
460.00		0.035	*	* 3.5 F/ 0.041%		*
460.50		0.029	*			*
461.00		0.029	*			*
461.50		0.033	*	*		
462.00		0.040	*	* 1.0 F/ 0.036%		
462.50		0.025	*			
463.00		0.039	*	*		
463.50		0.035	*	* 1.0 F/ 0.037%		
464.00		0.030	* 7.5 F/ 0.036%			
464.50		0.017				

BEST 4.0 FOOT INTERVAL 0.039 AVERAGE GRADE, 0.156 GTP

* ZONE 2 *

DEPTH [FT]	TRUE DEPTH [FT]	GRADE [%]	CO1	CO2	CO3	INT
467.50		0.010				
468.00		0.016				
468.50		0.025	*			
469.00		0.025	*			
469.50		0.032	*	* 0.5 F/ 0.032%		
470.00		0.023	*			
470.50		0.028	*			
471.00		0.022	*			*
471.50		0.039	*	*		*
472.00		0.059	*	*	* 0.5 F/ 0.059%	*
472.50		0.047	*	*		*
473.00		0.067	*	*	*	*
473.50		0.055	*	*	*	*
474.00		0.058	*	* 3.0 F/ 0.054%	* 1.5 F/ 0.060%	*
474.50		0.028	* 6.5 F/ 0.039%			*
475.00		0.018				*

BEST 4.0 FOOT INTERVAL 0.047 AVERAGE GRADE, 0.187 GTP

* * * *

THRESHOLD : 0.005